    As filed with the Securities and Exchange Commission on August 13, 1999


                                                      Registration No. 333-80137
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               YESMAIL.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

            DELAWARE                           7319                          36-4020286
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                        565 LAKEVIEW PARKWAY, SUITE 135
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 918-9292
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID M. TOLMIE
                            CHIEF EXECUTIVE OFFICER
                               YESMAIL.COM, INC.
                        565 LAKEVIEW PARKWAY, SUITE 135
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 918-9292
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             JEFFREY D. SAPER, ESQ.                         MICHAEL J. HALLORAN, ESQ.
           J. ROBERT SUFFOLETTA, ESQ.                         KAREN A. DEMPSEY, ESQ.
             JEREMY D. ROSSEN, ESQ.                           WILLIAM A. HINES, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                  PILLSBURY MADISON & SUTRO LLP
            PROFESSIONAL CORPORATION                          235 MONTGOMERY STREET
               650 PAGE MILL ROAD                            SAN FRANCISCO, CA 94104
        PALO ALTO, CALIFORNIA 94304-1050                          (415) 983-1000
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION            , 1999

[LOGO]

--------------------------------------------------------------------------------
3,400,000 SHARES

COMMON STOCK
--------------------------------------------------------------------------------

This is the initial public offering of yesmail.com, inc. and we are offering 3,400,000 shares of our common stock. We anticipate the initial public offering price will be between $11.00 and $13.00 per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol "YESM."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE RISK FACTORS BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                UNDERWRITING
                                            PUBLIC OFFERING    DISCOUNTS AND     PROCEEDS TO
                                                 PRICE          COMMISSIONS      YESMAIL.COM
                                            ----------------   --------------    -----------
Per Share                                     $                  $               $
Total                                         $                  $               $

We have granted the underwriters the right to purchase up to 510,000 additional shares to cover any over-allotments.

DEUTSCHE BANC ALEX. BROWN
                   THOMAS WEISEL PARTNERS LLC
                                    VOLPE BROWN WHELAN & COMPANY

The date of this prospectus is          , 1999

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information, financial statements and notes to financial statements appearing elsewhere in this prospectus.

                                  YESMAIL.COM

     We believe we are a leading provider of comprehensive permission email direct marketing solutions. We deliver direct email marketing messages to targeted individuals, our members, who have given us or our network partners prior permission to send them promotional email messages. Through our network, we can direct promotional campaigns to a targeted audience of over five million self-selected members. In the quarter ended June 30, 1999, we delivered over 8.9 million permission email messages for over 120 clients.

     We work with direct marketers to reach a targeted audience to promote their products or services. Our direct marketer clients have included eToys, Fingerhut, Hewlett Packard, MotherNature.com, Office Max, Value America and Verio. Once a direct marketing campaign is created, we deliver promotional email messages to the appropriate members of our network. We use our proprietary targeting and tracking technology and our direct marketing expertise to help our direct marketer clients achieve response rates of up to 15% and maximize the return on the resources they spend on advertising, commonly known as return on investment.

     Our network partners include Web sites that are developing their own permission email lists. Other network partners have already developed their own permission lists. We provide our network partners with resale and tracking services by selling direct marketers access to their lists and tracking the responses of members on their lists. Our network partners provide us with their lists for a fixed fee or a percentage of our revenues. We enable our network partners to generate additional revenues from their Web site visitors and customers by utilizing our expertise and software tools to provide direct marketers access to these lists. By working with us, our network partners avoid the costs and challenges associated with building and maintaining their own direct marketing sales forces and email direct marketing technologies. Our network partners may also benefit from our proprietary technology that tracks the responses of their list members, thereby enhancing the value of their lists to direct marketers. Network partners also benefit from the scale and reach of our network and the organization of all network members into categories of interest and response rate histories.

     We believe that our members will benefit from the ability to control the flow of email marketing messages they receive. Our proprietary consumer product, My.YesMail, is designed to give members the tools necessary to organize their email subscriptions and permission lists, filter undesired promotional messages and control message frequency. We intend to create a trusted brand name which facilitates positive interactions between direct marketers and members.

                               INTERNET MARKETING

     The growth of the Internet has spurred traditional businesses and e-commerce companies to devote larger portions of their marketing budgets to the Internet. The Internet is particularly well suited as a direct marketing medium because of the ability to target consumers, receive immediate response, direct consumers to a precise point of sale and provide a measurable return on investment. However, to date, Internet direct marketing has been primarily confined to mass-mailing of unsolicited email messages, known as 'spam,' which has met with negative consumer reaction and low response rates. In addition, the placement of advertisements on Web sites, commonly known as banner advertising, has proven to be less effective as a direct marketing medium than as a vehicle for establishing brand identity, with response rates averaging 0.7% according to Forrester Research.

     Permission email direct marketing response rates, according to Jupiter Communications, are three to ten times higher than traditional direct mail or banner advertising. In addition, the cost to deliver permission email messages can be 75% to 90% lower than direct mail, according to the Gartner Group. We believe that the combination of substantially higher response rates and lower costs will result in an increasing portion of the $160 billion spent in the United States on direct marketing shifting to permission email. The Direct Marketing Association projects that spending on Internet direct marketing will increase from $600 million in 1998 to $5.3 billion in 2003.

     We believe that permission email direct marketing represents an opportunity to more fully realize the Internet's viability as an effective direct marketing medium due to its substantially higher response rates and lower delivery costs, and that we are well positioned to take advantage of this opportunity.

     Our objective is to be the leading provider of permission email direct marketing. We intend to achieve this objective by:

     - Providing effective email direct marketing programs to enable direct marketers to maximize their return on investment.

     - Increasing our targeted reach through a permission based network that currently exceeds five million self-selected members.

     - Expanding our sales, marketing and client services to grow our business while providing a high level of customer support.

     - Leveraging our proprietary technology and current and planned products for direct marketers, network partners and members, including eTrack, eTarget, ePredict, eCampaign, eManage and My.YesMail.

     - Building a leading brand that establishes YesMail as the trusted leader in quality permission email programs.
                           -------------------------

     Superhighway Consulting, Inc. was incorporated in Illinois in April 1995, and we were incorporated in Delaware in October 1998. We merged with Superhighway in March 1999. Our principal executive offices are located at 565 Lakeview Parkway, Suite 135, Vernon Hills, Illinois 60061. Our telephone number at that location is (847) 918-9292. We also maintain a Web site which is located at www.yesmail.com. Information contained in our Web site does not constitute a part of this prospectus. WebPromote is our registered trademark. This prospectus also contains other trademarks of ours including, yesmail, eCampaign, eConnect, eManage, ePredict, eTarget, eTrack, yesmail.com and YesMail Network. All other trademarks or trade names used in this prospectus are the property of their respective owners.
                           -------------------------

     Unless otherwise noted, the information in this prospectus assumes:

     - the effectiveness of a three-for-eight reverse split of the outstanding shares of common stock prior to the closing of this offering;

     - the conversion of each outstanding share of preferred stock into one share of common stock, which will occur upon the closing of this offering; and

     - no exercise of the underwriters' over-allotment option.

                                  THE OFFERING

Common stock offered by yesmail.com...................  3,400,000 shares
Common stock to be outstanding after the offering.....  20,324,094 shares
Use of proceeds.......................................  For general corporate purposes, including working capital
Proposed Nasdaq National Market symbol................  YESM

     The number of shares of common stock to be outstanding after the offering above is based on the number of shares of common stock outstanding as of June 30, 1999 and does not include shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 875,625 shares were issuable upon exercise of outstanding options as of June 30, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     See Note 3 of Notes to Consolidated Financial Statements for a description of the method that we used to compute our net loss per share and an explanation of the determination of the number of shares used in computing per share data. The as adjusted financial data below reflects the sale of the shares of common stock that we are offering in this prospectus at an assumed public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.


                                                                                            SIX MONTHS
                                                                    YEAR ENDED                ENDED
                                                                   DECEMBER 31,              JUNE 30,
                                                             -------------------------   ----------------
                                                              1996     1997     1998      1998     1999
                                                             ------   ------   -------   ------   -------
                                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues.................................................  $  935   $2,468   $ 4,583   $2,046   $ 3,642
  Gross profit.............................................     642    1,378     1,880      904     1,165
  Loss from operations.....................................     (85)    (405)   (1,401)    (433)   (5,355)
  Net loss.................................................  $  (80)  $ (414)  $(1,706)  $ (460)  $(5,475)
                                                             ======   ======   =======   ======   =======
  Basic and diluted net loss per share.....................  $(0.01)  $(0.05)  $ (0.22)  $(0.06)  $ (0.60)
                                                             ======   ======   =======   ======   =======
  Weighted-average shares outstanding
    used in computing basic and diluted net loss per
    share..................................................   7,723    7,649     7,636    7,776     9,178
                                                             ======   ======   =======   ======   =======


                                                                      JUNE 30, 1999
                                                                -------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                                ---------    ------------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................       $3,508         $40,352
  Working capital...........................................          476          37,320
  Total assets..............................................        6,676          43,520
  Capital lease obligations less current portion............          330             330
  Stockholders' equity......................................        1,853          38,697

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to purchase shares of our common stock.

WE RECENTLY REDIRECTED OUR STRATEGIC FOCUS SO OUR RECENT OPERATING RESULTS ARE NOT COMPARABLE TO OUR RESULTS FOR PRIOR PERIODS.

     We were founded in 1995 as a supplier of a broad range of Internet marketing services and in late 1998 redirected our strategic focus to permission email. Through June 30, 1999, permission email marketing services represented less than half of our revenue. Accordingly, our operating results since the end of 1998 are not comparable to our results for prior periods. We cannot be certain that our business strategy will be successful or that we will adequately address these risks.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT FUTURE LOSSES.

     We incurred net losses of $2.2 million from our inception through December 31, 1998 and $5.5 million for the six months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $7.7 million. We expect to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least the year 2000.

     We expect to significantly increase our operating expenses as a result of expanding our sales and marketing, product development and administrative operations and developing new strategic relationships to promote our future growth. As a result, we will need to generate significant revenues to meet these increased expenses and to achieve profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability in the future.

OUR FUTURE OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND REMAIN UNCERTAIN, WHICH COULD NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT.

     Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline, perhaps substantially. Factors that may cause fluctuations of our operating results include the following:

     - the level of market acceptance of our products and services;

     - delays we may encounter in introducing new products and services;

     - competitive developments;

     - demand for advertising on the Internet; and

     - changes in pricing policies and resulting margins.

     We expect that an increasing portion of our future revenues will be derived from permission email marketing products and services. The volume and timing of orders are difficult to predict because the market for our products is in its infancy and the sales cycle may vary substantially from customer to customer. Currently, our customer contracts are only for a limited period of time, typically lasting only days or weeks, which makes revenues in any quarter substantially dependent upon contracts entered into in that quarter. Our customers can terminate their contracts with us on short notice without penalty. Moreover, our sales are expected to fluctuate due to seasonal or cyclical marketing campaigns. We expect that revenue growth in the first and third quarters of each year may be lower than revenue growth in the second and fourth quarters of that and the preceding year. We believe this trend may occur as a result of our customers' annual budgetary, purchasing and sales cycles. In addition, our sales cycle has varied from customer to customer and several customers have taken many months to evaluate our products before making their purchase decisions. To the extent significant revenues occur earlier than expected, our operating results for later quarters may not compare favorably with operating results from earlier quarters.

OUR SUCCESS DEPENDS UPON BROAD MARKET ACCEPTANCE OF PERMISSION EMAIL MARKETING SERVICES AND WE ARE UNCERTAIN IF OR WHEN SUCH MARKET ACCEPTANCE WILL OCCUR.

     We do not know if our products and services will be successful. The growth of the Internet remains fairly recent and advertising on the Internet even more so. The Internet may not be accepted as a viable long-term commercial marketplace and medium of commerce for a number of reasons, including potentially inadequate development of necessary Internet infrastructure, government regulation or delayed development of enabling technologies and performance improvements. The market for permission email marketing services is in its infancy, and we are not certain whether our target customers will widely adopt and deploy this technology. Even if they do so, they may not choose our products for technical, cost, support or other reasons. Adoption of permission email marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing. We believe that the promotion of the concept of permission email marketing will require us to engage in an intensive marketing and sales effort to educate prospective customers regarding the uses and benefits of our products and services. Enterprises that have already invested substantial resources in other advertising methods may be reluctant or slow to adopt our new approach.

     Our future growth also depends on the commercial success of our YesMail Network and the products that comprise our network. These products include eTrack, eCampaign and eTarget, and the products we plan to introduce by the end of the third quarter of 1999, such as ePredict and eManage. If our customers do not widely adopt and purchase our products, our business will suffer. Furthermore, the Internet advertising and permission email services market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we are unable to develop and introduce products or enhancements in a timely manner, we may not be able to successfully compete and our products may become obsolete.

SEVERAL KEY MEMBERS OF OUR MANAGEMENT TEAM HAVE ONLY RECENTLY JOINED US AND IF THEY ARE UNABLE TO EFFECTIVELY INTEGRATE THEMSELVES INTO OUR BUSINESS OR WORK TOGETHER AS A MANAGEMENT TEAM, OUR BUSINESS WILL SUFFER.

     Several key members of our management team have joined us since January 1, 1999, including David M. Tolmie, our Chief Executive Officer and President, David B. Menzel, our Chief Financial Officer and Vice President, Finance and Administration, Peder Jungck, our Chief Technology Officer, Michael R. Mooradian, our Vice President, Sales and Anthony Priore, our Vice President, Marketing. If these key employees cannot effectively integrate themselves into our business or work together as a management team to enable us to carry out our permission email strategy, our business will suffer.

COMPETITION IN THE MARKET FOR INTERNET ADVERTISING AND DIRECT MARKETING IS INTENSE AND COULD ADVERSELY AFFECT OUR BUSINESS.

     The market for Internet advertising and direct marketing is intensely competitive, rapidly changing and highly fragmented. We expect that competition will increase significantly in the near-term because of the attention the Internet has received as a means of advertising and direct marketing and because there are no significant barriers to entry. Our primary long-term competitors may not have entered the market yet because our market is new. Competition could result in price reductions, changes in the way services are priced, reduced gross margin and loss of market share, any of which could cause our business to suffer.

     Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than we do. Some of our potential competitors are among the largest and most well-capitalized companies in the world. In addition, some of our competitors may include Web site owners who own permission email lists. We expect to face competition from these and other competitors, including Internet portals, traditional list brokers, banner advertising managers, independent list managers, incentive-based subscriber lists and customer management and retention service companies. For a more detailed discussion of our competition, please see "Business -- Competition."

OUR FAILURE TO DEVELOP OUR SALES, MARKETING AND SUPPORT ORGANIZATION AND RELATIONSHIPS WITH OUR NETWORK PARTNERS WOULD LIMIT OUR GROWTH.

     If we fail to substantially develop our direct and indirect sales and marketing operations and our relationships with our network partners, our growth will be limited. Our products and services require a sales effort targeted at several people within our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. We might not be able to hire, train or retain the kind and number of sales and marketing personnel we are targeting because competition for qualified sales and marketing personnel is intense. In addition, we will increasingly rely on advertising agencies and direct marketers to resell our products and services. If we do not effectively manage or grow our sales and marketing channel, our business could suffer.

     We must continue to maintain and expand relationships with network partners who provide us with access to permission email lists. We began to enter into contractual management agreements with our network partners in the first quarter of 1999 and cannot be assured that the growth of our business as a result of our entering into these agreements will be sufficient to meet our expectations for sales growth and profitability. In addition, the network partners with whom we have reseller relationships, which currently comprise a majority of our network reach, are procured primarily through list brokers who are not contractually obligated to provide us with access to these lists. If we fail to maintain or grow our relationships with our network partners, our business could suffer.

IF WE ARE UNABLE TO MANAGE OUR EXPECTED GROWTH, OUR BUSINESS WILL SUFFER.

     Our ability to successfully offer our products and services and implement our business plan in the rapidly evolving market for permission email marketing services requires an effective planning and management process. We continue to increase the scope of our operations and have grown our headcount substantially. These factors have placed, and our anticipated future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our operational and financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force.

WE RUN THE RISK OF SYSTEM FAILURE THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     The continuing and uninterrupted performance of our network is critical to our success. Direct marketers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting the ability to deliver marketing messages quickly and accurately to the targeted audience. Sustained or repeated system failures would reduce significantly the attractiveness of our solutions to our customers. Our business would suffer by any damage or failure that interrupts or delays our operations.

     Our operations depend on our ability to protect our computer systems against damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Substantially all of our operations and computer systems are located at a single facility leased by us in Vernon Hills, Illinois. The occurrence of any of the above factors affecting our ability to maintain uninterrupted system performance would harm our business. Despite network security measures, our servers are vulnerable to computer viruses and disruptions from unauthorized tampering with our computer systems. We do not carry business interruption insurance to compensate for losses that may occur as a result of any of these events. Despite precautions, unanticipated problems affecting our systems could cause interruptions in the delivery of our solutions in the future. Our data storage centers incorporate redundant systems, consisting of additional servers, but the primary system does not switch over to the backup system automatically.

     In addition, if our products and services or our customers are affected by problems associated with inaccurate calculations with respect to the Year 2000, or if we experience reduced sales as potential customers divert resources to effect their own Year 2000 compliance, our business will suffer. For a further discussion of Year 2000 issues, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure."

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS WILL SUFFER.

     Our ability to successfully compete is substantially dependent upon our internally developed technology, which we protect through a combination of copyright, trade secret and trademark law. We have no issued patents or patent applications pending. However, we may not be able to adequately protect our proprietary rights which may harm our business. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more detailed description of the protection of our intellectual property, please see "Business -- Intellectual Property Rights."

OUR PROPRIETARY TECHNOLOGY MAY BE SUBJECT TO INFRINGEMENT CLAIMS WHICH COULD HARM OUR BUSINESS.

     There is a substantial risk of litigation regarding intellectual property rights in our industry. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could harm our business. We expect that our products may be increasingly subject to third-party infringement claims as the number of our competitors grows. We cannot be certain that third parties will not make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation;

     - divert management's attention and resources;

     - cause delays in delivering products and services;

     - require the payment of monetary damages which may be tripled if the infringement is found to be willful;

     - result in an injunction which would prohibit us from offering a particular product or service; or

     - require us to enter into royalty or licensing agreements.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. For additional information, please see "Business -- Intellectual Property Rights."

OUR BUSINESS WOULD SUFFER IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE ACQUISITIONS OF OTHER COMPANIES OR SUBSCRIBER LISTS.

     From time to time, we expect to evaluate opportunities to grow through acquisitions of or investments in complementary companies, products or technologies. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, products or technology. In addition, the key personnel of the acquired company may decide not to work for us. If we make acquisitions of products or technology, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to us or our existing stockholders. If we are unable to successfully address any of these risks, our business could be harmed.

THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS OR KEY PERSONNEL WOULD LIKELY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     We need to hire a significant number of additional sales, support, marketing and product development personnel to expand our business. If we fail to attract qualified personnel or retain current employees, our revenues may not increase and could decline. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and other key sales, marketing and support personnel. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel. Not all of our officers or key employees are bound by an employment agreement. Our relationships with these officers and key employees are at will. Moreover, we do not have "key person" life insurance policies covering any of our employees.

THE FAILURE OF THIRD PARTIES TO ADEQUATELY PROVIDE REQUIRED SERVICES AND SOFTWARE COULD HARM OUR BUSINESS.

     Our business is dependent on third parties for:

     - providing access to the Internet;

     - supporting our operations;

     - computer programming;

     - product development; and

     - subscriber list management.

     In the event our arrangements with these parties are terminated or these third parties do not adequately provide required services according to our schedule, cost and capability expectations, our business could suffer.

     In addition, we license technology that is incorporated into our products from third parties. Any interruption in the supply or support of any licensed software could disrupt our operations and delay our sales, unless and until we can replace the functionality provided by this licensed software. Because our products incorporate software developed and maintained by third parties, we depend on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

PRIVACY CONCERNS WITH RESPECT TO OUR PRODUCTS AND SERVICES COULD NEGATIVELY AFFECT OUR BUSINESS.

     Our technology collects and utilizes data derived from user activity in the YesMail Network. Our network enables the use of personal profiles, in addition to other mechanisms, to deliver targeted marketing materials, to help compile demographic information and to limit the frequency with which an advertisement is shown to the user. The effectiveness of our technology and the success of our business could be limited by any reduction or limitation in the use of personal profiles. These personal profiles contain bits of information keyed to a specific server, file pathway or directory location that are stored in the user's hard drive. Personal profiles are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. In addition, currently available applications can be configured to prevent personal profiles from being stored on their hard drive. Some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of personal profiles. In the event this occurs, our business would likely suffer.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES OF DOING BUSINESS ON THE INTERNET COULD NEGATIVELY IMPACT OUR BUSINESS.

     Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the cost of communicating on the Internet and negatively affect the demand for our direct marketing solutions or otherwise harm our business. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyright and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and direct marketing medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

     The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Our business could suffer with the adoption or modification of laws or regulations relating to the Internet, or the application of existing laws to the Internet. For additional discussion of potential governmental intervention, please see "Business -- Government Regulation."

WE MAY FACE CLAIMS FOR ACTIVITIES OF OUR CUSTOMERS WHICH COULD HARM OUR
BUSINESS.

     Our customers' promotion of their products and services may not comply with federal, state and local laws. A wide variety of laws and regulations govern the content of advertisements and regulate the sale of products and services. There is also uncertainty as to the application of these laws to the emerging world of advertising on the Internet. We cannot predict whether our role in facilitating these marketing activities would expose us to liability under these laws. We may face civil or criminal liability for unlawful advertising or other activities of our customers. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability. Any costs incurred as a result of that liability or asserted liability could harm our business.

THIS OFFERING IS THE INITIAL PUBLIC OFFERING OF OUR STOCK AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

     You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     - actual or anticipated quarterly variations in our operating results;

     - changes in expectations of future financial performance or changes in estimates of securities analysts;

     - announcements of technological innovations by us or our competitors;

     - departures of key personnel;

     - future sales of our common stock;

     - announcement of significant claims or legal proceedings; and

     - conditions affecting the Internet industry.

     The trading price of our common stock may be volatile. The market for technology and Internet-related companies has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These fluctuations may negatively affect the trading price of our common stock, regardless of our actual operating performance.

OUR OFFICERS, DIRECTORS AND AFFILIATED ENTITIES WILL HAVE SIGNIFICANT CONTROL OF US AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

     We anticipate that our executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 37.9% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD PREVENT US FROM BEING ACQUIRED.

     Provisions of our Certificate of Incorporation, our Bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For additional information on these anti-takeover provisions, please see "Description of Capital Stock."

FUTURE SALES OF COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     After this offering, a substantial percentage of our common stock will be eligible for resale. If our stockholders sell substantial amounts of our common stock, including common stock issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall dramatically. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and by certain "lock-up" agreements that our stockholders have entered into with the underwriters. For additional information on these restrictions and on future sales of our common stock, please see "Shares Eligible for Future Sale" and "Underwriting."

      SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS AND INDUSTRY DATA

     We have made forward looking statements in this prospectus that are subject to risks and uncertainties. Forward looking statements include information concerning our possible or assumed results of operations. In addition, when we use such words as "believes," "expects," "plans," "future," "intends," "anticipates" or similar expressions, we are making forward looking statements. You should note that an investment in our securities involves risks and uncertainties that could affect future financial results. You should not place undue reliance on these forward looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward looking statements as a result of factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

     This prospectus contains statistical data regarding Internet usage and the advertising and marketing industry that we obtained from industry publications, including reports generated by the Direct Marketing Association, Forrester Research, the Gartner Group and Jupiter Communications. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe that these publications are reliable, we have not independently verified their data.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 3,400,000 shares of common stock we are offering in this prospectus at an assumed public offering price of $12.00 per share, are estimated to be $36,844,000, or $42,535,600 if the underwriters' over-allotment option is exercised in full and after deducting the underwriting discounts and commissions and estimated offering expenses. Our principal purposes for engaging in this offering are to:

     - increase our equity capital;

     - create a public market for our common stock; and

     - facilitate future access by us to public equity markets.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. Otherwise, we have no current specific plan for the proceeds from this offering.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends to our stockholders. We currently intend to retain all available funds and any future earnings for use in the operation of our business and we do not anticipate declaring or paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The actual column in the following table sets forth our actual capitalization as of June 30, 1999. The pro forma column in the following table reflects the conversion of each outstanding share of preferred stock into one share of common stock, which will occur upon the closing of this offering.

     The pro forma as adjusted column in the following table gives effect to the receipt of the net proceeds from the sale of the shares of common stock that we are offering in this prospectus at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and estimated offering expenses. Please see "Use of Proceeds."

     The following table does not include shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 875,625 shares were issuable upon exercise of outstanding options as of June 30, 1999. See "Management -- Compensation Plans" and Note 11 of Notes to Consolidated Financial Statements.


                                                                    JUNE 30, 1999
                                                       ----------------------------------------
                                                                                     PRO FORMA
                                                       ACTUAL       PRO FORMA       AS ADJUSTED
                                                       -------    --------------    -----------
                                                                    (IN THOUSANDS)
Capital lease obligations, less current portion......  $   330       $   330          $   330
                                                       -------       -------
Stockholders' equity:
  Series A convertible preferred stock, $0.0001 par
     value, 15,000,000 shares authorized, 5,154,548
     shares issued and outstanding actual; 15,000,000
     shares authorized, no shares issued and
     outstanding pro forma; 5,000,000 shares
     authorized, no shares issued and outstanding pro
     forma as adjusted...............................        1            --               --
  Common stock, $0.0001 par value, 22,500,000 shares
     authorized, 11,769,546 shares issued and
     outstanding actual; 22,500,000 shares
     authorized, 16,924,094 shares issued and
     outstanding pro forma; 60,000,000 shares
     authorized, 20,324,094 shares issued and
     outstanding pro forma as adjusted...............        1             2                2
Notes receivable from stockholders...................   (3,831)       (3,831)          (3,831)
Additional paid-in capital...........................   13,782        13,782           50,626
                                                       -------       -------          -------
Deferred compensation................................     (411)         (411)            (411)
Accumulated deficit..................................   (7,689)       (7,689)          (7,689)
Total stockholders' equity...........................    1,853         1,853           38,697
                                                       -------       -------          -------
Total capitalization.................................  $ 2,183       $ 2,183          $39,027
                                                       =======       =======          =======

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 1999 was $1.4 million or approximately $0.08 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. After giving effect to the sale of the 3,400,000 shares of common stock that we are offering in this prospectus at an assumed initial public offering price of $12.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable, our pro forma net tangible book value as of June 30, 1999 would have been $38.2 million or approximately $1.88 per share of common stock. This represents an immediate increase in net tangible book value of $1.80 per share to existing stockholders and an immediate dilution in net tangible book value of $10.12 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............           $12.00
  Pro forma net tangible book value per share as of June 30,
     1999...................................................  $0.08
  Increase per share attributable to new investors..........   1.80
                                                              -----
Net tangible book value per share after the offering........             1.88
                                                                       ------
Dilution in net tangible book value per share to new
  investors.................................................           $10.12
                                                                       ======

     The following table summarizes on a pro forma basis, as of June 30, 1999, the differences between the existing stockholders and new investors with respect to number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

                                  SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                               -----------------------   ------------------------     PRICE
                                 NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE   PER SHARE
                               ----------   ----------   -----------   ----------   ---------
Existing stockholders........  16,924,094      83.3%     $12,832,573      23.9%      $ 0.76
New investors................   3,400,000      16.7       40,800,000      76.1       $12.00
                               ----------      ----      -----------      ----       ------
     Total...................  20,324,094       100%     $53,632,573       100%
                               ==========      ====      ===========      ====

     The foregoing discussion and tables are based upon the number of shares actually outstanding as of June 30, 1999 and exclude shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 875,625 shares of common stock were issuable upon exercise of outstanding options as of June 30, 1999. Please see "Capitalization,"
"Management -- Compensation Plans" and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated statement of operations data for the period from April 7, 1995 through December 31, 1995 and the selected consolidated balance sheet data as of December 31, 1995 have been derived from our unaudited financial statements. The selected consolidated statement of operations data set forth below for the periods from January 1, 1996 to December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1998 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated results of operations data for the three months ended June 30, 1998 and 1999 and the selected consolidated balance sheet data as of June 30, 1998 and 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our consolidated operating results for such periods and its financial condition as of such date. The historical results are not necessarily indicative of results to be expected for any future period. The data has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                   PERIOD FROM
                                                    INCEPTION
                                                    (APRIL 7,                                   SIX MONTHS ENDED
                                                  1995) THROUGH     YEAR ENDED DECEMBER 31,         JUNE 30,
                                                  DECEMBER 31,    ---------------------------   -----------------
                                                      1995         1996      1997      1998      1998      1999
                                                  -------------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues......................................     $    13      $   935   $ 2,468   $ 4,583   $ 2,046   $ 3,642
  Cost of revenues..............................          --          293     1,090     2,703     1,142     2,477
                                                     -------      -------   -------   -------   -------   -------
  Gross profit..................................          13          642     1,378     1,880       904     1,165
  Operating expenses:
    Sales and marketing expenses................          --          292       960     1,751       677     3,101
    General and administrative expenses.........          26          237       466       929       384     1,996
    Research and development costs..............          --          198       357       601       276     1,423
                                                     -------      -------   -------   -------   -------   -------
        Total operating expenses................          26          727     1,783     3,281     1,337     6,520
                                                     -------      -------   -------   -------   -------   -------
  Loss from operations..........................         (13)         (85)     (405)   (1,401)     (433)   (5,355)
  Interest expense..............................          --           (4)      (18)      (45)      (18)     (106)
  Other income (expense)........................          --           --        --      (250)       --        20
  Minority interest.............................          --            9         9       (10)       (9)      (34)
                                                     -------      -------   -------   -------   -------   -------
  Net loss......................................     $   (13)     $   (80)  $  (414)  $(1,706)  $  (460)  $(5,475)
                                                     =======      =======   =======   =======   =======   =======
  Basic and diluted net loss per share(1).......     $  0.00      $ (0.01)  $ (0.05)  $ (0.22)  $ (0.06)  $ (0.60)
                                                     =======      =======   =======   =======   =======   =======
  Shares used in computing basic and diluted net
    loss per share(1)...........................       4,630        7,723     7,649     7,636     7,776     9,178
                                                     =======      =======   =======   =======   =======   =======


                                                                   DECEMBER 31,                    JUNE 30,
                                                       -------------------------------------   -----------------
                                                        1995      1996      1997      1998      1998      1999
                                                       -------   -------   -------   -------   -------   -------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................  $    10   $     9   $     2   $    26   $     9   $ 3,508
  Working capital (deficit)..........................        4       (52)     (448)   (2,262)     (907)      476
  Total assets.......................................       27       200       284       643       337     6,676
  Capital lease obligations, less current portion....       --        12        18       153        19       330
  Stockholders' equity (deficit).....................      (13)      (38)     (347)   (2,053)     (811)    1,853

---------------
(1) Computed by dividing loss attributable to common stockholders by shares used in basic and diluted net loss per share. See Note 3 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled "Risk Factors" in this prospectus.

OVERVIEW


     We were organized as a Delaware corporation in October 1998 and had no operations prior to March 25, 1999. Superhighway Consulting, Inc. was founded in 1995 and was merged with us on March 29, 1999, in a stock for stock transaction, with the former Superhighway shareholders receiving 7,500,000 shares of our common stock, or 80% of our outstanding shares. The parties determined that in exchange for assisting us in raising capital and hiring a new management team, our founding stockholders should be entitled to 20% of the combined company. In connection with this merger, we entered into a founders' agreement with our stockholders, which, among other things, gave the former shareholders of Superhighway Consulting the right to retain the first $16 million of our value upon our subsequent sale or merger or our founding stockholders' interest in the first $16 million of our value upon our initial public offering. In the case of our initial public offering, the payment to the former Superhighway Consulting shareholders shall be made with a transfer of shares from our founding stockholders. For additional information on this option among our stockholders, please see "Related Party Transactions -- Option Among Stockholders," "Principal Stockholders" and Note 1 to Notes to Consolidated Financial Statements. In June 1999, we purchased the 30% minority interest in our Starting Point, L.L.C., subsidiary for approximately $300,000 in cash and notes and an option to acquire 18,750 shares of our common stock at an exercise price of $1.79 per share. This transaction was effected so that we would have full ownership of Starting Point's web site and permission email list. We had distributed the 30% interest in Starting Point in September 1996 for $16,000. For additional information on the acquisition, please see Note 11 to Notes to Consolidated Financial Statements.


     We provide permission email direct marketing services. In 1995, as Superhighway, we were originally focused on providing a wide array of Internet marketing services. From 1995 through 1997, the majority of our revenue was derived from directory submission Internet services and business advertising on the Internet.


     After identifying the opportunity for permission email direct marketing, we began to refocus our strategy towards permission email in 1998. To implement our permission email strategy, we engaged a new executive management team in late 1998 and early 1999. As a result of our new focus, we have built a network of over 5 million self-selected individuals, who have given express permission to receive promotional messages via email on specific categories of interest. Our current strategy is to focus our resources on our permission email business by continuing to build our network of subscribers and our customer base. Our change in business focus has resulted in permission email growing from approximately 9% of revenue in the first quarter of 1998 to approximately 40% of revenue in the first quarter of 1999 and approximately 72% of revenue in the second quarter of 1999. The following table sets forth the amount of revenue received from permission email, advertising and marketing services for the periods indicated:



                                                                                                      SIX MONTHS ENDED
                                                                                                          JUNE 30,
                                                                                            -------------------------------------
                                         PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                            OF                  OF                  OF                  OF                  OF
                                  1996    TOTAL      1997     TOTAL      1998     TOTAL      1998     TOTAL      1999     TOTAL
                                  ----   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
                                  -----------------------------------------------------------------------------------------------
Permission email................  $ --        0%    $   95        4%    $  968       21%    $  176        9%    $2,175       60%
Advertising services............   480       51      1,111       45      1,706       37        739       36      1,096       30
Marketing services..............   455       49      1,262       51      1,909       42      1,131       55        371       10
                                  $935      100     $2,468      100     $4,583      100     $2,046      100     $3,642      100
                                  ====     ====     ======     ====     ======     ====     ======     ====     ======     ====



     Since 1998, permission email has represented an increasing portion of our revenue as we have implemented our strategy of changing our business focus towards permission email. We expect this trend to continue and expect that revenue from advertising and marketing services will decline as a percentage of revenue in future periods.


     We derive revenue by providing Internet marketing services including charging fees for sending permission email, placing advertising on Web sites and providing services to Web site owners. Revenue is recognized when emails are sent to subscribers, when advertisements are placed on Web sites and when services are performed. Our customers are primarily companies developing Internet marketing strategies and their interactive advertising agencies.

     We deliver email messages to members of our YesMail Network, which consists of our own permission email list and those of our network partners. We pay our network partners either a fixed fee for or a percentage of revenue derived from the delivery of email messages to members on the lists they provide. Substantially all of our direct marketing customers purchase our permission email services under short-term contracts. Customers can therefore terminate these contracts on short notice without penalty. Our revenues would suffer if we are unable to secure new contracts from existing direct marketing customers or obtain new direct marketing customers. We expect to continue to derive a substantial majority of our revenues from short-term contracts.

     Gross margins from permission email are lower than gross margins from the other Internet marketing services we provide due to the higher costs associated with acquiring and managing permission email lists. As a result of our change in focus to permission email, our gross margin declined significantly in the first quarter of 1999 compared to 1998. For the next several quarters, we expect our gross margins to continue to decline as permission email becomes a higher percentage of total revenue.

     We have incurred significant losses since inception and as of June 30, 1999, we had an accumulated deficit of $7.7 million. We expect to increase spending on sales and marketing as we expand our sales force, increase our subscriber base and promote awareness of our brand. We also expect substantially higher general and administrative and research and development expenses as we expand our infrastructure to support our expected growth and as we continue to develop new products and enhancements to our existing products. As a result of these increases, we expect to incur significant losses for the foreseeable future.

     In view of the rapidly evolving nature of our business, our limited operating history and our recent focus on permission email, we believe that period-to-period comparisons of our revenue and operating results, including our gross margin and operating expenses as a percentage of total revenues, are not meaningful and should not be relied upon as an indication of future performance. We do not believe that our historical growth rates are indicative of future results.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 AND 1999


     Revenues. Our revenues consist of fees from providing Internet marketing services, including the delivery of permission email direct marketing messages to members in our network, as well as banner advertising and other Internet marketing services. Total revenues were $2.0 million and $3.6 million for the six months ended June 30, 1998 and 1999, respectively. Permission email revenues were $176,000 and $2.2 million for the six months ended June 30, 1998 and 1999, respectively, representing 9% and 60% of total revenue in the respective periods. The increase in revenues was primarily due to the increased number of permission email messages we sent in addition to an increase in the number of direct marketer clients to whom we provided permission email services.


     Cost of Revenues. Cost of revenues consists of expenses related to providing Internet marketing services and includes payments made to our network partners, fees for the placement of advertisements on third party Web sites on behalf of others and personnel costs associated with our Internet marketing services. Cost of revenues were $1.1 million and $2.5 million for the six months ended June 30, 1998 and 1999, respectively. The increase in cost of revenues was primarily due to the increase in sales volume. Gross margins decreased from 44% for the six months ended June 30, 1998 to 32% for the six months ended June 30, 1999. This decrease was primarily the result of increased revenues associated with our permission email strategy because payments we make to network partners are greater as a percentage of revenues than other costs of revenues. We expect our cost of revenues to increase in both absolute dollars and as a percentage of revenue as we continue to focus on permission email.

     Sales and Marketing. Sales and marketing expenses consist of personnel and related costs for our direct sales force and marketing staff and marketing programs, including trade shows, advertising and public relations. Sales and marketing expenses were $677,000 and $3.1 million for the six months ended June 30, 1998 and 1999, respectively. The increase was primarily due to increases in the number of direct sales personnel and increased marketing expenditures targeted at building our permission email strategy. We expect sales and marketing expenses will increase substantially in absolute dollars over the next year as we hire additional sales and marketing personnel and initiate additional marketing programs.

     General and Administrative. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, human resources, facilities and legal. General and administrative expenses were $384,000 and $2.0 million for the six months ended June 30, 1998 and 1999, respectively. The increase was due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs associated with our growth. We expect general and administrative expenses to increase in absolute dollars in future periods as we hire additional personnel and incur additional costs related to the growth of our business and our operations as a public company.

     Research and Development. Research and development expenses consist primarily of personnel and related costs for our development and technical support efforts. To date, all research and development costs have been expensed as incurred. Research and development expenses were $276,000 and $1.4 million for the six months ended June 30, 1998 and 1999, respectively. The increase was primarily due to increased research and development personnel and consulting costs associated with the development of our Web site and our products which enable the execution of our permission email strategy. We believe significant investment in research and development is essential to our future success and expect that research and development expenses will increase in absolute dollars in future periods.

     Interest Expense. Interest expense consists of interest paid on capital lease and debt obligations. Interest expense was $18,000 and $106,000 for the six months ended June 30, 1998 and 1999, respectively. The increase was the result of increased borrowings, primarily from a $1.0 million bridge loan issued in January 1999.

     Minority Interest. Minority interest consists of the third party ownership interest through June 9, 1999, in our 70% owned subsidiary, Starting Point, LLC. In June 1999, we purchased the 30% ownership interest of Starting Point, LLC from the minority interest shareholder.

     Income Taxes. No provision for federal and state income taxes was recorded as we incurred net operating losses from inception through June 30, 1999. As of December 31, 1998, we had approximately $1.4 million of federal and state net operating loss carryforwards which expire in varying amounts beginning in 2010. As a result of various equity transactions during 1999, we believe that we may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carryforwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of our stock, including shares sold in this offering, may further restrict our ability to utilize our net operating loss carryforwards.

YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Revenues. Total revenues were $935,000, $2.5 million and $4.6 million for the years ended December 31, 1996, 1997 and 1998, respectively. Permission email revenues were $0, $95,000 and $968,000 for the respective periods. The increase in revenues in 1998 compared to 1997 was primarily due to increases in the number of advertising clients and the increased number of permission email messages we sent. The increase in revenues in 1997 compared to 1996 was primarily attributable to increases in the number of direct marketing customers partially offset by decreases in the number of Web development projects.

     Cost of Revenues. Cost of revenues were $293,000, $1.1 million, and $2.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in 1998 compared to 1997 primarily resulted from increased sales volumes, including payments to our network partners. The increase in cost of revenues in 1997 compared to 1996 was primarily due to the increase in personnel costs.

     Sales and Marketing. Sales and marketing expenses were $292,000, $960,000 and $1.8 million in 1996, 1997 and 1998, respectively. These increases were primarily due to increases in the number of direct sales personnel and increased marketing expenditures targeted at building our permission email strategy.

     General and Administrative. General and administrative expenses were $237,000, $466,000 and $929,000 in 1996, 1997 and 1998, respectively. These increases were due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs.

     Research and Development. Research and development expenses were $199,000, $357,000 and $601,000 in 1996, 1997 and 1998, respectively. The increase in research and development expenses from 1997 to 1998 was primarily due to increased personnel and consulting costs associated with the development of our Web site and the building of our permission email strategy. The increase in research and development expenses from 1996 to 1997 was primarily due to increased personnel and consulting costs associated with our banner advertising services.

     Interest Expense. Interest expense was approximately $4,000, $18,000 and $45,000 in 1996, 1997 and 1998, respectively. These increases were the result of increased borrowings to fund our working capital needs.

     Other Expense. Other expense of $250,000 for the year ended December 31, 1998 consists of the accrual of the costs related to a claim by a former employee. In May 1999, this claim was settled for approximately $250,000.

     Income Taxes. No provision for federal and state income taxes was recorded as we incurred net operating losses from inception through December 31, 1998. As of December 31, 1998, we had approximately $1.4 million of federal and state net operating loss carryforwards which expire in varying amounts beginning in 2010. As a result of various equity transactions during 1999, we believe that we may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carryforwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating loss carryforwards, we have not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of our stock, including shares sold in this offering, may further restrict our ability to utilize our net operating loss carryforwards.

QUARTERLY OPERATING RESULTS

     The following table presents our historical unaudited quarterly results of operations for our most recent six quarters. This data is unaudited and derived from our audited annual Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. In the opinion of management, such quarterly financial information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth therein. Such statement of operations data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto in this prospectus. Our results of operations have fluctuated and are likely to continue to fluctuate significantly from quarter to quarter. Results of operations for any previous periods are not necessarily comparable to future periods.


                                                                      THREE MONTHS ENDED
                                                ---------------------------------------------------------------
                                                MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                  1998       1998       1998       1998       1999       1999
                                                --------   --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues....................................  $   873    $ 1,173    $ 1,126    $ 1,411    $ 1,389    $ 2,253
  Cost of revenues............................      376        766        782        779        657      1,820
                                                -------    -------    -------    -------    -------    -------
  Gross profit................................      497        407        344        632        732        433
  Operating expenses:
    Sales and marketing expenses..............      387        291        342        732        902      2,199
    General and administrative expenses.......      143        240        195        351        669      1,327
    Research and development costs............      150        126        122        202        234      1,189
                                                -------    -------    -------    -------    -------    -------
  Total operating expenses....................      680        657        659      1,285      1,805      4,715
                                                -------    -------    -------    -------    -------    -------
  Loss from operations........................     (183)      (250)      (315)      (653)    (1,073)    (4,282)
  Interest expense............................       (8)       (10)        (8)       (19)       (55)       (51)
  Other income (expense)......................       --         --         --       (250)        --         20
                                                -------    -------    -------    -------    -------    -------
  Net loss before minority interest...........     (191)      (260)      (323)      (922)    (1,128)    (4,313)
  Minority interest...........................       (2)        (7)       (11)        10        (23)       (11)
                                                -------    -------    -------    -------    -------    -------
  Net loss....................................  $  (193)   $  (267)   $  (334)   $  (912)   $(1,151)   $(4,324)
                                                =======    =======    =======    =======    =======    =======



                                                                      THREE MONTHS ENDED
                                                ---------------------------------------------------------------
                                                MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                  1998       1998       1998       1998       1999       1999
                                                --------   --------   --------   --------   --------   --------

AS A PERCENTAGE OF REVENUES:
  Revenues....................................      100%       100%       100%       100%       100%       100%
  Cost of revenues............................       43         65         70         55         47         81
                                                -------    -------    -------    -------    -------    -------
  Gross profit................................       57         35         30         45         53         19
  Operating expenses:
    Sales and marketing expenses..............       44         25         30         52         65         98
    General and administrative expenses.......       17         20         17         25         48         59
    Research and development costs............       17         11         11         14         17         53
                                                -------    -------    -------    -------    -------    -------
  Total operating expenses....................       78         56         58         91        130        210
                                                -------    -------    -------    -------    -------    -------
  Loss from operations........................      (21)       (21)       (28)       (46)       (77)      (191)
  Interest expense............................       (1)        (1)        (1)        (1)        (4)        (2)
  Other income (expense)......................       --         --         --        (18)        --          1
                                                -------    -------    -------    -------    -------    -------
  Net loss before minority interest...........      (22)       (22)       (29)       (65)       (81)      (192)
  Minority interest...........................       --         (1)        (1)         1         (2)        (1)
                                                -------    -------    -------    -------    -------    -------
  Net loss....................................      (22)%      (23)%      (30)%      (64)%      (83)%     (193)%
                                                =======    =======    =======    =======    =======    =======

     Our operating results are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors may include:

     - seasonality of direct marketing expenditures which are typically higher in the second and fourth quarters and lower in the first and third quarters;

     - the level of market acceptance of our products and services;

     - delays we may encounter in introducing new products and services;

     - competitive developments;

     - demand for advertising on the Internet;

     - changes in pricing policies and resulting margins;

     - changes in the growth rate of Internet usage;

     - the growth rate of our network affiliates;

     - changes in the mix of products and services sold;

     - changes in the mix of sales channels through which products and services are sold;

     - costs related to acquisitions of technology or businesses; and

     - economic conditions generally as well as those specific to the Internet and related industries.

     As a strategic response to a changing competitive environment, we may from time to time make pricing, service, marketing or acquisition decisions that could harm our business.

     In addition, we expect that our revenue will be subject to seasonal fluctuations because direct marketers typically run fewer campaigns during the first and third calendar quarters of each year. In addition, expenditures by marketers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

LIQUIDITY AND CAPITAL RESOURCES

     From inception to January 1999, we have primarily funded our growth through short-term borrowings and capital leases. In January 1999, we completed a $1.0 million bridge financing, which was convertible into series A preferred stock at the lender's option. In March 1999, we received $600,000 in advances from three of our stockholders. In May 1999, we completed a financing and issued approximately 5.2 million shares of series A preferred stock, including shares issuable upon conversion of the bridge loan and shares issued in exchange for the cancellation of the $600,000 in advances from our stockholders, for gross proceeds of $9.0 million. As of June 30, 1999, we had $3.5 million in cash and cash equivalents and had borrowed $320,000 under credit lines.


     Net cash used in operating activities was $21,000 and $65,000 for the years ended December 31, 1996 and 1997, respectively, primarily the result of net losses of $80,000 and $414,000, which were partially offset by increases in accounts payable and accrued expenses. Net cash provided by operating activities was $935 for the year ended December 31, 1998, the result of a net loss of $1.7 million, which was offset by increases in accounts payable and accrued expenses. Net cash used in operating activities was $4.4 million for the six months ended June 30, 1999 primarily the result of the net loss of $5.5 million and the increase in accounts receivable and prepaid expenses. The increase in account receivable was partially due to the Company's extension of normal credit terms in the ordinary course of business, and generally requiring fewer customers to pay for services in advance. This net loss and the increases in accounts receivable and prepaid expenses were partially offset by increases in accounts payable and accrued expenses.


     Net cash used in investing activities was $45,000, $70,000 and $102,000 for the years ended December 31, 1996, 1997 and 1998 respectively and $982,000 for the six months ended June 30,

1999. Cash used in investing activities was primarily related to purchases of property and equipment.

     Net cash provided by financing activities was, $65,000, $127,000 and $126,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $8.9 million for the six months ended June 30, 1999. Cash provided by financing activities in 1997 and 1998 resulted from borrowings of short-term debt, and was partially offset by payments of capital leases. Cash provided from financing activities for the six months ended June 30, 1999 resulted from the proceeds received upon issuance of preferred stock.

     We do not have any material commitments for capital expenditures. We currently plan to incur approximately $2.0 million in capital expenditures during 1999.

     We believe that the net proceeds from this offering, together with our cash resources and available credit facilities, will be sufficient to meet our anticipated cash needs for working capital, repayment of debt and capital expenditures for at least the next twelve months. After that time, we may need additional capital. However, we may need to raise additional funds sooner to fund our planned expansion, to develop new or enhanced products or services, to respond to competitive pressures or to make acquisitions. We cannot be certain that additional financing will be available to us on favorable terms. If adequate funds are not available on acceptable terms, we may not be able to continue or expand our business.

YEAR 2000 READINESS DISCLOSURE

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruption of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send or receive email messages, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid "Year 2000" issues.

     We are a comparatively new enterprise, and, accordingly, the majority of software and hardware we use to manage our business has all been purchased or developed by us within the last 24 months. While this does not uniformly protect us against Year 2000 exposure, we believe our exposure is limited because the information technology, or IT, we use to mange our business is not based upon legacy hardware and software systems. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to Year 2000 issues. All of the software code we have internally developed to manage our network and infrastructure, is written with four digits to define the applicable year.

     We are in the process of testing our internal IT and non-IT systems. The testing we have completed has primarily been performed internally and, to date, we have not retained any outside service or consultants to test or review our systems for Year 2000 compliance. Based on the testing we have performed, we believe that our software is Year 2000 compliant. We are testing our systems for Year 2000 compliance and will continue to test these systems as development of these systems progress.

     In addition, we rely on software and hardware developed by third parties both for our network and internal information systems and third party network infrastructure providers to gain access to the Internet. To date, we have not done any testing of third-party software or hardware to determine Year 2000 compliance. We have, however, reviewed certifications from our key suppliers of hardware and networking equipment for our data centers that this hardware and networking equipment are Year 2000 compliant. Additionally, we have reviewed certifications from the providers of key software applications for our internal operations that their software is

Year 2000 compliant. Based upon an initial evaluation of our broader list of software and hardware providers, we believe that all of these providers are in the process of reviewing and implementing their own Year 2000 compliance programs. We intend to work with these providers to address the Year 2000 issue and continue to seek assurances from them that their products are Year 2000 compliant.

     As of June 30, 1999, we had incurred approximately $30,000 in expenses related to the Year 2000 problem, and we anticipate that future costs associated with our Year 2000 remediation efforts will not exceed $150,000. However, if we, third party providers of hardware and software or our third party network providers fail to remedy any Year 2000 issues, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could harm our business. Moreover, the failure to adequately address Year 2000 compliance issues in our products and systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend.

     We have engaged in an ongoing Year 2000 assessment, but have not yet developed any contingency plans. The results of our testing and the responses received from third party vendors and service providers will be taken into account in determining the nature and extent of any contingency plans.

RECENT ACCOUNTING PRONOUNCEMENTS

     See Note 3 of Notes to Consolidated Financial Statements for recently adopted and recently issued accounting standards.

                                    BUSINESS

INDUSTRY BACKGROUND

     EMERGENCE OF THE INTERNET AND E-COMMERCE

     The Internet has emerged as an important tool for commerce and communications. Jupiter Communications estimates that at the end of 1998 there were over 77 million online users in the United States and that by the end of 2002 this number will increase to over 131 million. Email is one of the most popular Internet applications and has broadened from a simple personal messaging device to a powerful and cost-effective business tool. Jupiter Communications projects that approximately 90 billion email messages were sent in the United States in 1998.

     The growing use of the Internet has led businesses to develop e-commerce strategies to drive traffic to their Web sites, attract customers and facilitate transactions. The Internet provides businesses with the ability to reach a global audience, realize economies of scale, reduce overhead and operate with minimal infrastructure, while providing consumers with increased buying power, broad selections of goods and services and convenience. Forrester Research projects that purchases of goods and services in the United States over the Internet will increase from $51 billion in 1998 to $919 billion in 2002.

     BRAND ADVERTISING VERSUS DIRECT MARKETING

     Within the advertising industry, there are two widely-recognized types of advertising, brand advertising and direct marketing. Brand advertising is intended to generate brand awareness and create a specific image for a particular brand. Direct marketing is intended to generate a specific consumer response or action, generally the trial of a product or service. The direct marketer attempts to maximize the number of desired responses per marketing dollar invested, thereby achieving a high return on investment. According to the Direct Marketing Association, or the DMA, of the projected $285 billion spent on total advertising in the United States in 1998, 57% was invested in direct marketing compared to 43% spent on brand advertising.

     BRAND ADVERTISING ON THE INTERNET

     The Internet is evolving into an important medium for advertisers due to its interactive nature, global reach, rapidly growing audience and the significant increases in e-commerce. Current methods of Internet advertising, principally banner advertising, provide advertisers with the ability to reach broad audiences and help advertisers establish brand awareness. Jupiter Communications estimates that spending on Internet advertising will grow from $1.9 billion in 1998 to $7.7 billion in 2002. However, response rates, or click-throughs, to banner advertisements averaged approximately 0.7% as reported by Forrester Research in March 1999, which indicates to us that this form of Internet marketing is generally ineffective for purposes of direct marketing, which requires a high rate of consumer response and trial.

     DIRECT MARKETING ON THE INTERNET


     Direct marketing has traditionally been conducted through a variety of media, including direct mail. The Internet is particularly well suited as a direct marketing medium because of its ability to target consumers, receive immediate response, direct consumers to a precise point of sale and provide measurable response information and return on investment per marketing dollar. The Internet has the potential to enable direct marketers to increase consumer response rates and decrease costs-per-transaction by targeting and delivering direct marketing campaigns to particular consumers based on their profile, self-selected interests and online behavioral characteristics. Jupiter Communications reports that response rates for direct email campaigns targeted to permission-based audiences are three to ten times greater than the response rates of traditional direct mail methods and 5 to 7.5 times greater than the response rates to banner advertising. The following chart illustrates the average response rates for banner advertisements, traditional direct mail and permission email:

                                      LOGO

     Sending promotional messages electronically can be 75% to 90% less expensive than traditional direct mail through the U.S. Post Office, according to the Gartner Group. By providing a more cost-effective method to reach target customers, email direct marketing can improve the direct marketer's return on investment.

     Because direct marketers can achieve higher response rates and lower costs through direct email marketing, a significant portion of the amount spent on direct response marketing is expected to shift to the Internet. In 1998, the DMA projected that over $160 billion was spent on direct response marketing in the United States and that by 2003, $5.3 billion will be spent on Internet direct marketing in the United States.

     To date, Internet direct marketing practices have primarily focused on mass mailing of promotional email messages. Although this method has been a low cost direct marketing vehicle, the unsolicited and untargeted nature of the mailings, commonly known as "spam," has resulted in negative consumer reaction, the recent introduction of regulatory legislation and very low response rates.

     OPPORTUNITIES FOR PERMISSION EMAIL DIRECT MARKETING

     The limitations of traditional direct mail and the negative issues associated with mass unsolicited emailing or "spam" has created a need for a cost-effective solution that enables Internet marketers to use the Internet as an efficient and effective means of direct marketing. This need is beginning to be satisfied by an email direct marketing method that involves transmitting email messages that are targeted to consumers who have expressed a prior interest in receiving email messages on specific topics. This approach is being referred to as permission email direct marketing. Permission email direct marketing:

     - provides direct marketers with a targeted means of reaching a highly responsive audience at a lower cost and higher response rate than traditional direct mail or banner advertising;

     - permits reliable and real-time tracking of the effectiveness of campaigns and return on investment feedback for direct marketers; and

     - enables the consumer to control the marketing messages they receive by sending promotional email messages only after receiving the consumer's permission.

THE YESMAIL SOLUTION

     We provide a comprehensive solution for permission email direct marketing through our YesMail Network. Through our network of direct marketers, network partners and members, we can direct a campaign to a targeted audience currently consisting of over 5 million self-selected individuals. We link each of the three constituencies within our network with proprietary technology to target, track and manage direct marketing campaigns over the Internet.

     Benefits to Direct Marketers. We provide direct marketers with access to a broad reach of Internet users who have given their permission to receive promotional information in specific categories of interest. We enable direct marketers to optimize the performance of their direct marketing campaigns by reaching targeted audiences based on specific profiles and response behaviors. In addition, we provide direct marketers with comprehensive real-time tracking and reporting services to monitor the effectiveness of their campaign. Our proprietary products and services enable direct marketers to deliver the right information to the right people at the right time, resulting in a direct marketing campaign with a high return on investment for the direct marketer.

     Benefits to Network Partners. Our network partners are primarily Web sites that have developed permission-based email lists. We enable our network partners to generate additional revenues from their Web site visitors and customers by providing access to direct marketers, without the costs and challenges associated with building and maintaining their own direct marketing sales forces and email direct marketing technologies. Our network partners benefit from our proprietary technology that tracks the responses of their list members, thereby enhancing the value of their lists to direct marketers. Network partners also benefit from the scale and reach of our network and the organization of all network members into categories of interest and response rate histories.

     Benefits to Members. Membership in My.YesMail enables members to control the flow of subscription information they receive via email. Our members benefit by receiving messages from merchandisers that are targeted to their specific interests. These messages inform our members about matters such as new product offerings and special pricing promotions. We also provide these members with the tools necessary to organize their email subscriptions and permission lists, filter undesired promotional materials and control message frequency. We believe that our ability to create a trusted brand name for permission email messages will enable our members to have greater confidence in the messages they receive.

YESMAIL STRATEGY

     Our objective is to be the leading provider of permission email direct marketing. The key elements of our strategy are as follows:

     Provide Effective Email Direct Marketing Programs. By combining proprietary technology with our YesMail Network, we strive to enable direct marketers to maximize the return on their investment. We intend to continue to improve our ability to provide effective direct email campaigns to highly targeted and responsive audiences. We provide a comprehensive permission email direct marketing solution that enables marketers to cost-effectively target an audience that has expressed a prior interest in receiving promotional email messages on specific topics.

     Maximize Targeted Reach Through a Permission-Based Network. We plan to continue to expand our network of members who are permission-based, direct email recipients because we believe that major marketers value broad reach through a single provider. We intend to expand our YesMail Network through a variety of relationships with our network partners for whom we provide services, including permission list building, management and reselling, and through an increase in the number of members in our own proprietary list. We also intend to improve the depth and breadth of the information we manage with respect to these members, principally in the area of compiling response histories.

     Expand Sales, Marketing and Client Services. We believe that effective selling, marketing and client service are essential to expanding our business. We plan to significantly increase the size of our direct sales force, broaden our network partner development efforts and expand our advertising to direct marketer clients and their advertising agencies. We intend to continue to build on our expertise to provide permission email direct marketing services to our direct marketer clients by leveraging our experienced direct marketing staff. We also plan to continue to enhance our Web site as a tool for marketing, customer service and campaign reporting.

     Leverage Proprietary Technology. We intend to continue to develop, acquire or license proprietary products and technology in such areas as message targeting, response tracking, advanced messaging techniques, predictive buying behavior and permission network development. We also plan to continue using technology to deliver innovative products and services to our network partners and to our members.

     Build a Leading Brand. We believe that individuals will increasingly seek to obtain more control over the marketing messages they receive. We plan on leveraging our leadership position by closely associating the YesMail brand with member-authorized messaging. We intend to implement our strategy through a program that includes maintaining strict standards for permission and privacy, supporting relevant industry initiatives and offering member-oriented products for filtering and controlling their messages. We believe that by providing individual members with products and services that help them control and manage the messages they receive, we will build a positive relationship with our members and a leading brand.

PRODUCTS AND SERVICES

     THE YESMAIL NETWORK

     The YesMail Network is a comprehensive permission email marketing program, comprised of three constituencies: direct marketers, network partners and members. We provide proprietary products, technology, direct marketing expertise and a direct sales force to meet the needs of these constituencies to effectively deliver permission email marketing campaigns to a targeted audience. In the quarter ended June 30, 1999, we sent over 8.9 million permission email messages for over 120 direct marketers.

     Direct Marketers. Our customers include direct marketers whose objective is to generate product sales from marketing campaigns that result in a high return on investment. Since January 1, 1999, our largest direct marketing customers have included the following:

- Allaire Corporation                         - MinderSoft
- AT&T Interactive Communication              - MotherNature.com
- BeFree                                      - NewHomeNetwork
- eShare                                      - Office Max.com
- eToys                                       - Refer-It.com
- Fatbrain.com                                - Shopguide.com
- Fingerhut                                   - SomaMarketNet
- GoTo.com                                    - Swiss Colony
- Hewlett Packard                             - The Thomas Publishing Co.
- Infointeractive                             - Value America
- McDonald's                                  - Verio

     For the first six months of 1999, revenues from Fingerhut represented 13% of our revenues. In 1997 and 1998, no customer accounted for more than 10% of our revenues.

     We initiate relationships with direct marketers principally through our direct sales force and often work in conjunction with the direct marketers' advertising or promotional agencies. We assign a marketing account executive to assist our direct marketer clients in executing permission email campaigns and use our proprietary products to provide targeting, tracking and reporting services. Our pricing is currently based on a cost per thousand emails for each direct marketing message delivered. In the future, our pricing practices may include performance-based measures such as cost per response or revenue sharing.

     Our permission email campaigns are developed and executed quickly, often within one week. Permission email direct marketing response time is very rapid compared to traditional direct marketing. Our direct marketer clients frequently receive 75% of their responses within 48 to 72 hours of delivery. We provide our direct marketers with relevant information required to measure the results of their campaigns, including consumer response, consumer activity on their Web sites, conversion to purchase and campaign return on investment. Our current proprietary products as well as products under development for direct marketers include:

     - eTrack is a proprietary email response tracking, reporting and analysis program which direct marketers can readily and transparently incorporate into their Web pages to track individual responses from click through to as many as ten levels of response, including product purchase. Response rates and return on investment calculations are reported real time to our direct marketer clients through secure access to our Web site. Historical responses to all campaigns are recorded in order to build individual response data files for each permission list member.

     - eCampaign is used to design and execute multi-tier direct marketing campaigns with targeted promotional messages based on member responses to prior messages.

     - eTarget is designed to provide selection and sampling technology to match our direct marketer client's message with the best targeted audience from the YesMail Network. eTarget will also schedule the delivery of email messages, collect payment information and automatically generate notices of messaging status.

     - ePredict is being designed to utilize the database of member response histories developed in eTrack to enable improved targeting and modeling of predictive selling. Direct marketers will benefit from the ability to target the most frequent responders within specific interest categories.

     Our eTrack and eCampaign products were launched in April 1999 and our eTarget product was launched in July 1999. We expect to introduce ePredict by the end of the third quarter of 1999.

     Network Partners. The YesMail Network provides access to over 5 million individuals who have given their permission to receive direct marketing messages in specific categories of interest to them. We provide direct marketers access to these individuals through our own proprietary list and those of our network partners, primarily Web sites that have developed their own permission email lists. Our relationships with our network partners include our exclusive management of our network partners' lists for which we pay our network partners a percentage of revenues derived from the sale of these lists. These relationships also include re-seller arrangements under which we pay our network partners a fixed fee for the nonexclusive use of their list for a specific campaign. All network partners must meet our YesMail consumer permission policy requirements, which mandate that each list member has given their prior permission to receive promotional messages and has the ongoing opportunity to retract their permission. Our objective is to increase the mix of our network partners from lower margin reseller relationships to higher margin contractual managed arrangements and our proprietary member base.

     As of July 27, 1999, our YesMail Network provided access to the following number of individuals by interest category. The major interest categories below are further divided into over 250 subcategories. The information in the table reflects the fact that each individual may be included in multiple interest categories and may have more than one email address.

                   INTEREST CATEGORY                     NUMBER OF INDIVIDUALS
                   -----------------                     ---------------------
Automotive.............................................          213,000
Business...............................................          556,000
Careers................................................           47,000
Computers..............................................        2,863,000
Cooking, Food and Wine.................................          165,000
Education..............................................        1,301,000
Electronics............................................          159,000
Entertainment and Games................................          593,000
Family.................................................          438,000
Health.................................................          181,000
Home and Garden........................................          179,000
Internet...............................................        1,322,000
Investing and Finance..................................          466,000
Music..................................................          733,000
News...................................................          267,000
Pets...................................................          138,000
Reference..............................................          107,000
Shopping...............................................        2,378,000
Sports and Recreation..................................        2,187,000
Telecommunications.....................................           72,000
Travel.................................................          409,000

     Our network partners use our products and services to generate additional revenue from their existing customer relationships, but only with respect to the members of their permission email lists who have given their prior permission to receive emails. Our ePredict product is being designed to enable our network partners to receive further revenues for those list members who have a demonstrated history of responsiveness. Our network partners either share the revenues we receive when we send promotional email messages to persons on their permission lists or receive a fixed fee for the use of their permission lists.

     In the first quarter of 1999, we began to enter into contractual management agreements under which we manage the permission email lists of our network partners. We are developing our eManage product to provide subscriber acquisition and tracking capabilities with analysis of cost per member acquired. Our network partners can also use eManage to email messages to their current customer base using our eTarget and eTrack products.

     We provide our managed network partners with proprietary products and services that enable them to:

     - build and manage their permission members;

     - maintain permission lists;

     - convert general lists to permission email lists;

     - track historical responses;

     - build databases on each permission list member; and

     - report and analyze network usage.

     Participation in the YesMail Network provides our network partners with the reach and visibility that are important to direct marketers. By combining their permission email lists with those of other network partners in our YesMail Network, network partners can benefit from increased reach, targeting and segmentation.

     YesMail Members. The individuals, or YesMail members, who receive emails from our direct marketers also benefit from the YesMail Network because we enable them to control the email messages they receive. We believe that by giving these members more control over their email boxes we can establish a beneficial relationship for all of the YesMail Network constituents. In May 1999, we introduced two applications, My.Interests and My.Profile, as part of the My.YesMail suite of online applications, and in the third quarter of 1999, we plan to introduce two more applications, My.Subscriptions and My.Events. These applications will provide our YesMail members with tools, to control the emails they receive, such as:

     - My.Interests allows members to select from over 20 categories and over 250 subcategories. The My.Interests profile quickly and easily helps members define what messages they do and do not want to receive.

     - My.Profile is an application that enables our members to select and edit the information categories and subcategories that suit their particular interests. Members can control where information relating to each category is sent, allowing them to receive emails related to their jobs at their office email address and emails related to their hobbies at home.

     - My.Subscriptions is being designed to assist members in managing the lists, newsletters and sites to which they subscribe. My.Subscriptions software also is being designed to help members process subscription cancellations.

     - My.Events is being designed to remind members of birthdays, anniversaries, holidays, business meetings or other events. Additionally, after the member has set up their My.Events profile, our software is being designed to automatically send them an email reminder of the event and include some suggestions that might compliment their event. For example, a birthday reminder might include a link to an online flower or greeting card merchant.

SALES AND MARKETING

     We sell our services to direct marketers principally through our direct sales force. As of June 30, 1999, we had 20 direct sales professionals in Chicago, Atlanta, Cincinnati, Los Angeles and San Francisco. We plan to significantly increase the size of our sales force and open additional offices over the next 12 months.

     Our direct sales force consists of internal representatives and field sales account executives. Our sales and marketing teams work together to target prospective clients, focusing initially on industry sectors, individuals and advertising agencies that are active users of Internet advertising and/or direct marketing programs. A sales representative, in conjunction with a marketing account executive, typically works with the key decision-makers and advertising agencies for the prospective client. Our sales and marketing personnel receive special training in direct marketing, interactive advertising, direct response marketing and Internet advertising techniques.

     Our marketing program is designed to build and promote our brand and to generate qualified leads for our sales team. We do this through an integrated business to business marketing program that includes print advertising in marketing and Internet trade publications, permission direct email, direct mail and banner advertising. We also promote our business through trade show participation, speaking engagements, our weekly newsletter, WebPromote Weekly and other public relations programs.

     We have implemented a program to build our brand name with individual consumers. Our goal is to establish our brand as the recognized and trusted provider of permission-based information direct to consumers' email boxes. We are building our brand and our relationships with consumers through special products, including My.YesMail, which is distributed for free through our yesmail.com Web site and our network affiliate partners. We reinforce our brand name by having our name appear in the "from" line in most of the permission direct email messages we send for our direct marketer clients. We plan additional consumer marketing programs later this year.

     Recently, we embarked on an anti-spam awareness campaign. We have participated in a number of conferences and pursued a marketing strategy in pursuit of this campaign. At the request of the Direct Marketing Association and the Association of Interactive Media, we are developing a curriculum to provide the members of these organizations, direct marketers, with information on developing effective and responsible email marketing programs. In addition, we are members of TrustE and BBBOnline, consumer privacy associations focused on safeguarding the privacy and security of Internet consumers. Further, we devote resources to the continuing development of My.YesMail, a set of shopping tools designed to help our members select and control the kinds of information they wish to receive.

TECHNOLOGY

     In offering permission email delivery services, we employ advanced custom software and hardware, combining internal expertise with industry-standard technology to create a proprietary infrastructure.

     EMAIL TECHNOLOGY

     We have developed a scalable proprietary email solution that can create and deliver personalized emails to targeted members in multiple email formats such as plain text, HTML and AOL-specific. We can also personalize the content of the message specifically to each member. In addition to supporting high levels of email output, we also employ sophisticated automatic routing of email we receive. Inbound traffic could include reports of undeliverable email and confirmations of customer requests to be included or excluded from an information service. Our solution allows for monitoring of all stages of an email campaign as well as the recording of key statistics regarding the campaign.

     TRACKING

     Tracking is the mechanism by which we record a history of events that a member performs in response to our permission email campaign and subsequent visits to the advertiser's Web site. Because the email we send can be personalized, we are able to embed unique elements in an email message that allows our tracking technology to identify members even before they click-through to the advertiser. We can record each action that the member performs on an advertiser's Web site and are able to use this information to help predict the behavior of those members with regard to new advertising campaigns.

     SNIFFING

     Sniffing is the mechanism by which we gather additional data on a member through recording freely available user information, from sources such as their browser, during viewing sessions of an advertiser's Web site. With this technology, we are able to gain additional information to help target members, as well as improve the success rates of our campaigns. We use sniffing to learn what email client is being used, for identifying email format capabilities such as plain text or HTML and identifying a member's location. This is accomplished by looking up the Internet address assigned when they connected to the Internet. We may also take this information and cross-reference it with other databases, including third-party Internet resources, and record the additional information in our databases for future targeting.

     SECURITY

     Information recorded about members is not released to external parties. Internally, the security and privacy of this information is guarded in several ways. Our employees are on a network that is physically separate from the network that sends the emails. Access to our databases and security control points is limited to select members of our information technology group. Each action by the member to request to be included or excluded from an information service, to change list memberships, or to request pricing or other key data points is tracked and maintained to provide an audit trail for members, network partners and marketers in order to protect privacy and choice. Our Web-based products utilize industry-standard secure user authentication, and each function that is performed re-verifies security rights each time it is employed. We employ a proprietary user account security system to provide an additional level of security.

     DATA CENTERS AND NETWORK ACCESS

     Our computer servers are grouped into three task areas: emailing, tracking and Web serving, and corporate email and connectivity. Each area is independently connected to the Internet through separate CheckPoint Firewall-1 servers. This architecture ensures that our corporate functions remain separate from mission-critical applications and Web server traffic, while still providing backup options in case of system failure.

     Our data centers use Compaq Proliant servers running Windows NT and Sun servers running the Solaris operating system. We use Microsoft SQL Server 7.0 for our transaction databases and Oracle for our financial databases. Our products are built on three tiers of functionality: user interface, execution of program code and access to stored database functions and data. By separating these tiers, each element becomes reusable and scalable to support growth.

     Our Internet connectivity solution allows us to deliver emails to several of the top members at a fraction of the normal delay of traditional Internet connections without having to ever go through the backbone of the Internet. We accomplish this through multiple T-1 Internet connections provided by Qwest Communications Corporation and Advanced Information Systems, Inc. We employ sophisticated monitoring technology to tract the status of our network, connectivity and throughput of our own network in addition to those through which we connect.

     All of our systems are backed up on a regular schedule with onsite copies in fireproof storage. Backups are regularly rotated to offsite secure storage. We seek to ensure the maximum uptime of our network through backup electrical power systems, continuously updated and available backup hard drive systems, computer parts that can be replaced without shutdown and separate physical sites that can take over in the case of catastrophic failure.

     LICENSED TECHNOLOGY

     We license technology from third parties that is incorporated into our products. Specifically, we have entered into a nonexclusive software license agreement with Revnet Systems, Inc. relating to email delivery technology. Under this agreement, we are obligated to pay Revnet a fee of $325,000 per year in addition to any service fees incurred during the term of the agreement. The service fees under this license represent fees for implementation and training services provided by Revnet. These fees are paid monthly as incurred. As of June 30, 1999, we have not incurred any of these service fees and do not anticipate incurring any material service fees under this license. This agreement is for an initial term of two years which expires in March 2001.

COMPETITION

     We compete in the market for Internet advertising and email direct marketing, which is intensely competitive and rapidly changing. This market is highly fragmented with the largest companies accounting for only a small portion of the market in 1998. We expect that competition will increase significantly in the near-term because of the attention the Internet has received as a means of advertising and direct marketing and because there are no significant barriers of entry into the market. Our primary long-term competitors may not have entered the market yet because our market is new. Competition could result in price reductions, changes in the way services are priced, reduced gross margin and loss of market share, any of which could materially adversely affect our business.

     Many of our current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources. Some of our potential competitors are among the largest and most well-capitalized companies in the world. In addition, some of our competitors may include Web site owners who choose to manage their own permission email lists. We expect to face competition from these and other competitors, including:

     - Internet portals who offer direct email services to their email lists such as Excite and Yahoo!;

     - traditional list brokers such as American List Counsel and Venture Communications;

     - banner advertising managers such as DoubleClick, 24/7 Media and Flycast Communications;

     - independent list managers;

     - incentive-based subscriber lists such as MyPoints and Netcentives; and

     - customer management and retention service companies such as Digital Impact and Post Communications.

     If one or more of our current or future competitors were to achieve leading positions in the industry or if they were to expand relationships with significantly larger companies through mergers, acquisitions or otherwise, our business could be seriously harmed. In addition, potential competitors may bundle or incorporate the functionality of our products into their products in a manner that eliminates the need for our products or discourages users from purchasing our products.

INTELLECTUAL PROPERTY RIGHTS

     Our success and ability to compete are substantially dependent upon our technology and intellectual property. While we rely on copyright, trade secret and trademark law to protect our technology and intellectual property, we believe that factors such as the technological and creative skills of our personnel, new product and service developments, frequent product and service enhancements and reliable product and service maintenance are more essential to establishing and maintaining an intellectual property leadership position. We have no patents or patent applications pending. Others may develop products and services that are similar or superior to ours.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners and generally control access to and distribution of our products, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, services or technology. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

     Our products and services operate in part by collecting and utilizing data derived from user activity on the YesMail Network. This information is used to target marketing materials and to predict the performance of these materials. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, including negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories. In addition, others may claim rights to this information. It is also possible that if any such information contains errors, third parties could make claims against us for losses incurred in reliance on such information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

     Substantial litigation regarding intellectual property rights exists in the technology industry and we expect that our products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. In addition, we believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology that they may claim our intellectual property infringes. Any third party claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us could harm our business.

GOVERNMENT REGULATION

     There is a growing body of laws and regulations applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted at the international, federal, state and local level with respect to the Internet or email direct marketing services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for email direct marketing may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or email direct marketing, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise harm our business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet could harm our business.

     Legislation has recently been enacted in several states relating to the sending of unsolicited emails, a practice commonly referred to as "spamming." The federal government and several states, including New York, are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, they generally limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests, a requirement that is consistent with our own permission email policies. We believe that our permission email system will not be affected by such legislation because we do not send unsolicited messages and because our current practices are intended to comply with current and proposed legislation. However, there can be no assurance that such legislation or similar legislation will not also affect permission email marketing in a way that could force us to change our business practices, particularly in light of the rapidly evolving state of the law in this area. In such event, our business could suffer.

EMPLOYEES

     As of June 30, 1999, we had 71 employees, including 32 in sales and marketing, 14 in general and administrative functions, 13 in operations and 12 in research and development. We are not subject to any collective bargaining agreements and believe that our employee relations are good. Competition for employees in our industry is intense and our future success depends on our ability to attract, retain and motivate highly-skilled employees.

FACILITIES

     Our principal executive offices are located in Vernon Hills, Illinois, where we lease approximately 8,700 square feet under the terms of a lease that expires in October 2003. We intend to open a business and sales office in the San Francisco, California and New York areas in the third quarter of 1999. We are currently seeking additional space in the Chicago area to meet our needs and believe it will be available on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of June 30, 1999, are as follows:

                NAME                   AGE                         POSITION(S)
                ----                   ---                         -----------
David M. Tolmie......................  43     Chief Executive Officer, President and Director
David B. Menzel......................  37     Chief Financial Officer and Vice President, Finance
                                              and Administration
Mark D. Boyce........................  41     Vice President, Product Management and Operations
Peder J. Jungck......................  32     Chief Technology Officer
Michael R. Mooradian.................  41     Vice President, Sales
Anthony Priore.......................  41     Vice President, Marketing
John G. Vandegrift...................  32     List Partner Program Advisor and Director
Kenneth D. Wruk......................  31     Vice President, Strategic Alliances and Chairman
                                              of the Board of Directors
Gian M. Fulgoni(1)(2)................  51     Director
Alexander F. Hern(1).................  35     Director
Michael A. Santer(1)(2)..............  33     Director
Robert W. Shaw(2)....................  51     Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     David M. Tolmie has served as Chief Executive Officer and President since joining yesmail.com on January 1, 1999 and has been a member of the Board of Directors since May 1999. From September 1997 until January 1999, Mr. Tolmie was with Platinum Venture Partners, where he served as Chief Executive Officer in Residence of their e-commerce and Internet services group. From December 1993 until September 1997, Mr. Tolmie was Senior Vice President of Operations at Bally Total Fitness, Inc., a nationwide health and fitness company. From September 1990 until December 1993, Mr. Tolmie was President of Foundation Properties, a real estate development, sales and marketing company. From December 1985 until September 1990, Mr. Tolmie was a Corporate Vice President at Bally Total Fitness, Inc. From December 1983 until November 1985, Mr. Tolmie was a consultant at McKinsey & Co., an international management consulting firm. From August 1980 to December 1983, Mr. Tolmie was a Marketing Manager with General Mills, Inc., a consumer products company. Mr. Tolmie holds a B.A. with distinction in economics from the University of Virginia and an M.B.A. from Harvard University.

     David B. Menzel has served as Chief Financial Officer and Vice President, Finance and Administration since joining us in April 1999. From August 1994 until April 1999, Mr. Menzel was the Chief Financial Officer of Campbell Software, a computer software company. From January 1984 until July 1994, Mr. Menzel was in the Audit and Financial Consulting division of Arthur Andersen. Mr. Menzel holds a B.S. in accounting and a Masters in accountancy, both from Florida State University.

     Mark D. Boyce joined us in December 1998 as Vice President, Product Management and Operations. From September 1996 until October 1998, Mr. Boyce was head of the Internet division for the Aberdeen Group, an information services company. From January 1993 until August 1996, Mr. Boyce was President of Synthesis, an Internet services company. From 1987 until January 1993, Mr. Boyce was a Vice President of Marketing for Anixter, Inc., an international distributor of networking products. Mr. Boyce holds a B.A. in economics from Colgate University and an M.B.A. from Dartmouth College.

     Peder J. Jungck has served as Chief Technology Officer since joining us in February 1999. From March 1997 until February 1999, Mr. Jungck was Chief Information Officer of Remington Associates, Ltd., an Internet consulting firm. From June 1994 until March 1997, Mr. Jungck was Vice President of Production and Engineering at TerraGlyph Interactive Studios, L.P., a multimedia entertainment company. Mr. Jungck holds a B.A. in mathematics and computer science from Beloit College.

     Michael R. Mooradian has served as Vice President, Sales since joining us in May 1999. From August 1996 until May 1999, Mr. Mooradian was Vice President of Worldwide Sales for the Giga Information Group, an information technology research company. From January 1996 until July 1996, Mr. Mooradian was Vice President of Sales for Timeline, Inc., a financial reporting software company. From July 1991 until January 1996, Mr. Mooradian was a Regional Director at Comshare, Inc., an enterprise software company. Mr. Mooradian holds a B.S. in business administration from DePaul University.

     Anthony Priore joined us in March 1999 as Vice President, Marketing. From May 1998 to December 1998, Mr. Priore was Executive Vice President and Managing Director at Chicago Creative Partnership, an advertising agency. From September 1995 until May 1998, Mr. Priore was Vice President of Marketing at Peapod, Inc., an e-commerce grocery delivery company. From September 1991 to September 1994, Mr. Priore was Vice President at Leo Burnett, an international advertising agency. Mr. Priore holds a B.S. in journalism and an M.S.A., from Northwestern University.

     John G. Vandegrift has served as List Partner Program Advisor since April 1999 and as a member of our Board of Directors since July 1997. As our List Partner Program Advisor, Mr. Vandegrift develops relationships with our network partners. From January 1999 until March 1999, Mr. Vandegrift was the Interim Chief Executive Officer of Frictionless Commerce, Inc., an Internet software company. From December 1997 until December 1998, Mr. Vandegrift was Marketing Senior Executive with Compaq Computer Corp. From May 1993 to July 1998, Mr. Vandegrift was Executive Vice President of Marketing and Business Development and then President of TAC Systems, a communications company. Mr. Vandegrift holds a B.S. from Texas A&M University and a M.S. from the University of Alabama.

     Kenneth D. Wruk is one of our co-founders and has served as Chairman of the Board of Directors since our inception in November 1995. From December 1992 until November 1995, Mr. Wruk was a lead software engineer at Safeco Corporation, a cellular communication company. Mr. Wruk holds a B.S. in electrical engineering and an M.B.A., from Northern Illinois University.

     Gian M. Fulgoni has served as a member of our Board of Directors since March 1999. Since November 1998, Mr. Fulgoni has been Chief Executive Officer of Lancaster Enterprises, LLC, an investment firm. From 1986 until November 1998, Mr. Fulgoni was Chief Executive Officer of Information Resources, Inc., a market research company. Mr. Fulgoni continues to serve as a member of the board of directors of Information Resources, Inc., a position that he has held since 1981. Mr. Fulgoni has also served as a member of the board of directors of Platinum Technology, Inc., a software company, since 1990. Mr. Fulgoni holds a B.S. with honors, in physics from Manchester University and a M.A. in marketing from Lancaster University.

     Alexander F. Hern has been a member of our Board of Directors since February 1999. Mr. Hern is the founder and general partner of Strategic Acquisition Ventures, Ltd., a venture capital firm. Mr. Hern was a co-founder of Inktomi Corporation, a publicly traded Internet services company. From 1996 until January 1998, Mr. Hern served as Chairman of the Board and Chief Executive Officer of Military Commercial Technologies, Inc., a military technology company. From 1994 until 1996, Mr. Hern served as an investor in and advisor to a broad range of technology companies.

     Michael A. Santer has been a member of our Board of Directors since February 1999. Mr. Santer is a co-founder and has been a general partner of Platinum Venture Partners, a venture capital firm, since its inception in February 1992. At Platinum Venture Partners, Mr. Santer has sponsored investments in over a dozen companies that have completed public offerings or successful mergers, five of which were Internet-focused companies. Mr. Santer holds a B.S. in management information systems from the University of Dayton and a Masters of Management from the J.L. Kellogg School of Management at Northwestern University.

     Robert W. Shaw served as a member of our Board of Directors since April 1999. Since November 1998, Mr. Shaw has been a member of the board of directors and Chief Executive Officer of USWeb/ CKS, an internet marketing services company. From May 1992 until August 1998, Mr. Shaw was Executive Vice President at Oracle Corporation, a software company. From 1989 until 1992, Mr. Shaw was a partner at Booz Allen & Hamilton, a global management and consulting firm. From 1985 until 1989, Mr. Shaw was the Managing Partner of the information technology practice at Coopers & Lybrand (currently PricewaterhouseCoopers LLP), an international accounting firm. Mr. Shaw holds a B.A. in business administration from the University of Texas.

     We believe the foregoing information includes all of the business experience of each of our directors and officers during the past five years.

BOARD COMPOSITION

     We currently have authorized seven directors. Each director is elected at the annual general meeting of our stockholders, by a vote of the holders of a plurality of the voting power represented at such meeting. Each director holds office until the annual general meeting of our stockholders and until his or her successor has been elected. The executive officers serve at the discretion of the Board. There are no family relationships among any of our directors or executive officers.

BOARD COMMITTEES

     Our Audit Committee reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. Messrs. Fulgoni, Hern and Santer are the members of our Audit Committee.

     Our Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees. This Committee also administers our incentive compensation and benefit plans. Messrs. Fulgoni, Santer and Shaw are the members of the Compensation Committee.

DIRECTOR COMPENSATION

     Except for reimbursement of reasonable expenses incurred in connection with serving as a director and the grant of stock options, directors are not compensated for their service as directors. In May 1999, we granted each of Messrs. Fulgoni and Shaw, non-employee directors of ours, an option to purchase 75,000 shares of common stock at an exercise price of $1.60 per share. These options vest quarterly over a period of two years. At the discretion of our Board of Directors, we may issue additional options to our directors at 100% of the fair market value of our common stock, as reported on the Nasdaq National Market, at the close of trading on the date of the grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our Compensation Committee is an officer or employee of yesmail.com. No interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

EMPLOYMENT CONTRACTS

     Mr. Tolmie is party to an employment agreement dated March 12, 1999, effective as of January 1, 1999. Under the agreement, we agreed to pay Mr. Tolmie an annual salary of $150,000 and a performance bonus of up to $50,000. Mr. Tolmie also purchased 337,500 shares and 900,000 shares of our common stock under two restricted stock purchase agreements. These shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Tolmie retains voting power with respect to these shares. The 337,500 purchased shares shall vest, pro rata, semi-annually over four years, commencing May 18, 1999. The 900,000 purchased shares shall vest as to 337,500 shares on January 1, 2000, and 112,500 of the shares shall vest at the end of each six month period thereafter, provided, however, all 900,000 shares shall vest seven months from the day our stock begins trading on the Nasdaq National Market. In the event Mr. Tolmie is terminated without cause he will be entitled to receive a severance payment of $100,000.

     Mr. Menzel is party to an employment agreement with us, dated April 2, 1999. Under the agreement, we agreed to pay Mr. Menzel an annual salary of $140,000, a performance bonus of $50,000 and a discretionary bonus of up to $50,000, and Mr. Menzel purchased 243,750 shares of our common stock under a restricted stock purchase agreement. The purchased shares shall vest, pro rata, semi-annually over four years, commencing April 26, 1999. These shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Menzel retains voting power with respect to these shares. We have also agreed to pay Mr. Menzel a special bonus of $150,000 in three equal installments on the six month, twelve month, and eighteenth month anniversary of his date of hire; provided, however, Mr. Menzel may be required to repay all or a part of this special bonus in some circumstances. In the event Mr. Menzel is terminated without cause, he will be entitled to receive severance equal to six months of his base salary and any unpaid amounts pursuant to the special bonus.

     Mr. Boyce is party to an employment agreement, dated May 27, 1999. Under the agreement, we agreed to pay Mr. Boyce an annual salary of $150,000 and a performance bonus of up to $37,500, and Mr. Boyce purchased 243,750 shares of our common stock under a restricted stock purchase agreement. The purchased shares shall vest, pro rata, semi-annually over four years, commencing January 1, 1999. The shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Boyce retains voting power with respect to these shares. In the event that Mr. Boyce is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

     Mr. Jungck is party to an employment agreement, dated February 15, 1999. Under the agreement, we agreed to pay Mr. Jungck an annual salary of $140,000 and a performance bonus of up to $30,000, and Mr. Jungck purchased 243,750 shares of our common stock under a restricted stock purchase agreement. The purchased shares shall vest, pro rata, semi-annually over four years, commencing February 15, 1999. These shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Jungck retains voting power with respect to these shares. In the event that Mr. Jungck is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

     Mr. Mooradian is party to an employment agreement, dated April 17, 1999. Under the agreement, we agreed to pay Mr. Mooradian an annual salary of $150,000 and a performance bonus of up to $150,000, and Mr. Mooradian was granted an option to purchase 243,750 shares of our common stock, at an exercise price of $1.60 per share, under our stock option plan. The option shall vest, pro rata, semi-annually over four years. In the event that Mr. Mooradian is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

     Mr. Priore is party to an employment agreement, dated March 3, 1999. Under the agreement, we agreed to pay Mr. Priore an annual salary of $150,000 and a performance bonus of $30,000, and Mr. Priore purchased 243,750 shares of our common stock under a restricted stock purchase agreement. The purchased shares shall vest, pro rata, semi-annually over four years, commencing March 8, 1999. The shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Priore retains voting power with respect to these shares. In the event that Mr. Priore is terminated without cause, he will be entitled to receive severance equal to six months of his base salary.

     Mr. Vandegrift is party to an employment agreement, dated March 31, 1999. Under the agreement, we agreed to pay Mr. Vandegrift an annual salary of $144,000 and a quarterly performance bonus of up to $36,000, and Mr. Vandegrift purchased 112,868 shares and 69,177 shares of our common stock under two restricted stock purchase agreements. The 112,868 purchased shares vested on March 25, 1999. As to the 69,177 purchased shares, 4,324 shares shall vest monthly, commencing April 30, 1999 and 11,529 shall vest at the end of each three months if Mr. Vandegrift meets pre-defined incentive goals. These 69,177 shares may be repurchased by us and may not be transferred until vested, except to family members or trusts that agree to be bound by the restrictions in the purchase agreement. Mr. Vandegrift retains voting power with respect to these shares. Mr. Vandegrift is also entitled to receive up to $1,000 per month for nine months as reimbursement for relocation and temporary living expenses. In the event Mr. Vandegrift is terminated without cause, he will be entitled to receive severance equal to one month salary and two months expense reimbursement.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for services rendered to us in all capacities for fiscal 1998, by our former Chief Executive Officer and President.

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL
                                                                     COMPENSATION
                                                                     ------------
                NAME AND PRINCIPAL POSITIONS                  YEAR      SALARY       BONUS
                ----------------------------                  ----   ------------   -------
Kenneth D. Wruk(1)..........................................  1998    $34,382       $46,470
  Former Chief Executive Officer
  and President

---------------
(1) Mr. Wruk resigned from his position as Chief Executive Officer and President in January 1999.

     Messrs. Tolmie, Menzel, Boyce, Jungck, Mooradian, Priore and Vandegrift were hired as executive officers subsequent to December 1, 1998 and are compensated at annual rates of $150,000, $140,000, $150,000, $140,000, $150,000,
$150,000 and $144,000, respectively. Please see "-- Employment Contracts."

OPTION GRANTS IN LAST FISCAL YEAR

     We did not grant options to any of our executive officers in fiscal 1998. However, in May 1999 we issued shares of our common stock to six of our executive officers pursuant to restricted stock purchase agreements, and we granted Mr. Mooradian an option to purchase our common stock pursuant to our stock option plan. Please see "Related Party Transactions" and "-- Employment Contracts."

COMPENSATION PLANS

     1999 STOCK OPTION PLAN.

     Our 1999 Stock Option Plan provides for the grant of incentive stock options to employees and nonstatutory stock options and share purchase rights to employees, directors and consultants. A total of 4,425,000 shares of common stock have been reserved for issuance under our 1999 Stock Option Plan, of which options to purchase 875,625 shares of common stock were outstanding as of June 30, 1999. The number of shares of common stock reserved for issuance under this plan will be subject to an annual increase on each anniversary beginning January 1, 2000 equal to the lesser of:

     - 1,500,000 shares;

     - 4% of the outstanding shares on such date; or

     - an amount determined by the Board.

     The 1999 Stock Option Plan is currently administered by the Board of Directors, although the Board may designate certain committees to administer the 1999 Stock Option Plan with respect to different groups of service providers.

     Options and shares purchase rights granted under the 1999 Stock Option Plan will vest as determined by the relevant administrator, and if not assumed or substituted by a successor corporation will accelerate and become fully vested in the event we are acquired. The exercise price of options and share purchase rights granted under the 1999 Stock Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. Options granted under the 1999 Stock Option Plan generally vest over a four-year period. The Board of Directors may amend, modify or terminate the 1999 Stock Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The 1999 Stock Option Plan will terminate in 2009, unless terminated earlier by the Board of Directors.

     1999 EMPLOYEE STOCK PURCHASE PLAN.

     Our 1999 Employee Stock Purchase Plan, or the Purchase Plan, provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions. This plan will become effective upon the closing of this offering. A total of 200,000 shares of common stock have been reserved for issuance under the Purchase Plan, none of which have been issued. The number of shares reserved for issuance under the Purchase Plan will be subject to an annual increase on each anniversary beginning January 1, 2000 equal to the lesser of:

     - the number of shares issued under the Purchase Plan in the prior year; or

     - an amount determined by the Board.

     The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions up to a maximum of $25,000 for all purchases ending within the same calendar year and up to a maximum of 2,000 shares for the first purchase period and 1,000 shares for each purchase period thereafter. Employees are eligible to participate if they are employed by us for at least 20 hours per week and more than five months in any calendar year. Unless the Board of Directors or its committee determines otherwise, each offering period will run for six months. The first offering period will commence on the date of this prospectus and end on or about August 15, 2000, and new offering periods will commence February 15, 2000 and every six months thereafter. In the event we are acquired, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened by setting a new exercise date. The price at which common stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. Generally, the Board of Directors may amend, modify or terminate the Purchase Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants. The Purchase Plan will terminate at 2009, unless terminated earlier in accordance with its provisions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the director derived an improper personal benefit.

     Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and executive officers and may indemnify other officers and employees and our agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of yesmail.com, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                           RELATED PARTY TRANSACTIONS

GUARANTIES BY STOCKHOLDERS

     In August 1998, we borrowed $320,000 from a third party lender, which loan was guaranteed in full by each of Messrs. Kenneth D. Wruk, Kevin Manley, Keith Speer and John Weiss.

     We also have equipment lease obligations which are guaranteed, in varying amounts, by Messrs. Wruk, Manley, Speer and Weiss. As of June 30, 1999, these lease obligations had an aggregate outstanding balance of approximately $449,000.

LOAN FROM DIRECTOR

     In December 1998, we borrowed $1.0 million from Alexander F. Hern under a promissory note. In connection with this transaction, we issued Mr. Hern a warrant to purchase shares of our common stock in the event we did not comply with the terms of the transaction. On May 18, 1999, Mr. Hern terminated the promissory note and the warrant in exchange for shares of our series A preferred stock which shares are convertible into 572,727 shares of our common stock.

ACQUISITION OF SUPERHIGHWAY CONSULTING

     Under an Agreement and Plan of Merger, dated March 29, 1999, Superhighway Consulting, Inc. was merged with and into us. Upon consummation of the merger, we issued an aggregate of 7,500,000 shares of our common stock to the former shareholders of Superhighway Consulting, Inc. These former shareholders of Superhighway included the following officers and directors:

                            NAME                              SHARES ISSUED
                            ----                              -------------
Kenneth D. Wruk.............................................    2,152,778
Kevin Manley................................................    2,152,778
Keith Speer.................................................    1,458,333
John Weiss..................................................    1,458,333

     In connection with the merger, some of our stockholders were granted registration rights. Please see "Description of Capital Stock -- Registration Rights."

OPTION AMONG STOCKHOLDERS

     Under an agreement among our founding stockholders in March 1999, Messrs. Tolmie, Hern, Santer, Bryan Kennedy and Riverson Leonard are obligated to transfer shares of our common stock to former Superhighway shareholders, including Messrs. Wruk, Manley, Speer and Weiss who are officers and directors and Jack Goldberg, Harvey Morris and Barbra Fischer who are employees, for an aggregate consideration of $1.00. The purpose of this option was to provide the former shareholders of Superhighway with an additional portion of our outstanding shares in the event of an initial public offering of our securities or the sale of our business in the event we did not undertake an initial public offering of our securities. This option may be exercised by written notice when we commence offering our capital stock to the public under a registration statement filed with the Securities and Exchange Commission. Upon the initial public offering of our common stock, assuming the closing price per share of our common stock on the first day our common stock is publicly traded is $12.00, the aggregate number of shares subject to this option would be 123,007 shares, or approximately $1.5 million in value, based on shares outstanding on June 30, 1999. However, the number of shares that can be acquired by the former Superhighway shareholders depends on:

     - the percentage of common stock held by Messrs. Tolmie, Hern, Santer, Kennedy and Leonard, excluding stock options, restricted stock and common stock issued upon conversion of series A preferred stock;

     - the percentage of common stock held by the former Superhighway shareholders, excluding stock options, restricted stock and common stock issued upon conversion of series A preferred stock; and

     - the closing price per share of our common stock on the first day our common stock is publicly traded.

     The above percentages may be diluted through any subsequent issuance of shares, including this offering, but the ratio of stock ownership between the former shareholders of Superhighway and our original founders will remain four-to-one.

     The purpose of this option was to provide former Superhighway shareholders with additional consideration in order that they enter into the merger with us.

     For additional information regarding this option among stockholders, please see "Principal Stockholders" and Note 1 to Notes to Consolidated Financial Statements.

ADVANCES FROM RELATED PARTIES

     In March 1999, we borrowed an aggregate of $600,000 from three individuals, including $300,000 from David M. Tolmie and $200,000 from Alexander F. Hern. On May 18, 1999, the advances were exchanged for shares of our series A preferred stock which shares are convertible into 343,637 shares of our common stock.

RESTRICTED STOCK ISSUANCES

     In May 1999, we sold an aggregate of 2,394,546 shares of our common stock to 6 employees at a price of $1.60 per share pursuant to restricted stock purchase agreements. The price of our common stock was determined by our Board of Directors which placed significant weight on the price of our series A preferred stock. In determining this price, our Board believed that a slight discount to the series A preferred stock was warranted in light of the liquidation and other preferences of the preferred stock. Our employees purchased these shares in exchange for notes issued to us, which are secured by the shares purchased. The notes also provide for full recourse against the borrower as to 75% of the amount of the note. The notes bear interest at 5.22% per annum and are due and payable on the earlier of the sale of the underlying common stock, May 2008 or termination of employment. These shares of common stock are subject to repurchase options granted to us by the holders of the shares. For additional information regarding the repurchase options, please see "Management -- Employment Contracts." The purchasers of these shares are listed in the following table:

                            NAME                              SHARES PURCHASED
                            ----                              ----------------
David M. Tolmie.............................................     1,237,500
David B. Menzel.............................................       243,750
Mark D. Boyce...............................................       243,750
Peder J. Jungck.............................................       243,750
Anthony Priore..............................................       243,750
John G. Vandegrift..........................................       182,046

SERIES A PREFERRED STOCK FINANCING

     On May 18, 1999, we issued and sold shares of our series A preferred stock, which shares are convertible into 5,154,548 shares of our common stock, to investors at a per share price of approximately $1.75 per common equivalent share. The price of our series A preferred stock was determined through arms length negotiations among us and investors not affiliated with us at the time of this financing. Upon the closing of this offering, each share of series A preferred stock will automatically convert into one share of common stock. The investors in the financing included the following officers, directors and principal stockholders and their immediate family members and related entities:

                                                               EQUIVALENT
                                                              COMMON STOCK
                            NAME                               PURCHASED
                            ----                              ------------
Platinum Venture Partners II, L.P. (Michael A. Santer is a
  general partner)..........................................   1,145,455
Alexander F. Hern...........................................     200,455
David M. Tolmie.............................................     143,182
Gian Fulgoni................................................     143,182
Webco & Co. (an investment vehicle controlled by Michael A.
  Santer)...................................................     114,546
Donald Boyce (Mark D. Boyce's father).......................      57,375
John G. Vandegrift..........................................      57,273
John Tolmie (David M. Tolmie's brother).....................      57,273
Robert W. Shaw..............................................      57,273
Paul Tolmie (David M. Tolmie's brother).....................      28,637
Joann Tolmie (David M. Tolmie's mother).....................      28,637
Anthony Priore..............................................      28,637
Michael R. Mooradian........................................      14,318
David B. Menzel.............................................      10,473

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 1999, by

     - each person known by us to be the beneficial owner of more than 5% of the outstanding common stock;

     - our former Chief Executive Officer;

     - each of our directors; and

     - all of our executive officers and directors as a group.


     Except as otherwise noted, the address of each person listed in the table is c/o yesmail.com, Inc., 565 Lakeview Parkway, Suite 135, Vernon Hills, Illinois 60061. The table includes all shares of common stock issuable within 60 days of June 30, 1999 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the person named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 16,924,094 shares of common stock outstanding as of June 30, 1999, together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.


                                                       SHARES BENEFICIALLY         PERCENTAGE
                                                              OWNED            BENEFICIALLY OWNED
                                                       -------------------    --------------------
                                                                              PRIOR TO     AFTER
                        OWNER                                NUMBER           OFFERING    OFFERING
                        -----                          -------------------    --------    --------
Kenneth D. Wruk(1)(2)................................       2,188,086           12.9        10.8
Kevin Manley(1)(3)...................................       2,188,086           12.9        10.8
Michael A. Santer(4)(5)(6)...........................       1,811,251           10.7         8.9
Keith Speer(1)(7)....................................       1,482,251            8.8         7.3
John Weiss(1)(8).....................................       1,482,251            8.8         7.3
David M. Tolmie(2)(9)................................       1,455,682            8.6         7.2
Platinum Venture Partners II, L.P.(10)...............       1,145,555            6.8         5.6
David Brewer(11)(12).................................       1,016,592            6.0         5.0
Aragon Ventures, LLC(13).............................         844,773            5.0         4.2
John G. Vandegrift(14)...............................         239,319            1.4         1.2
Gian Fulgoni(15)(16).................................         152,557              *           *
Alexander F. Hern(4)(17).............................         751,705            4.4         3.7
Robert W. Shaw(18)(19)...............................          66,647              *           *
All executive officers and directors as a group (12
  persons)(20).......................................       7,699,569           45.5        37.9

---------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Messrs. Wruk, Manley, Speer and Weiss are our founders. Includes the following shares which the stockholder has the right to purchase from other stockholders at the time of the public offering under a founders' agreement dated March 29, 1999, assuming a $12.00 price per share at the close of the first day our shares of common stock are publicly traded. See "Related Party Transactions" and Note 1 to Notes to Consolidated Financial Statements.

                        NAME                           SHARES SUBJECT TO OPTION
                        ----                           -------------------------
Kenneth D. Wruk......................................                     35,308
Kevin Manley.........................................                     35,308
Keith Speer..........................................                     23,918
John Weiss...........................................                     23,918

 (2) Includes 688,889 shares held by Wruk Partners, L.P., a limited partnership in which Mr. Wruk is the general partner.

 (3) Includes 618,169 shares held by Manley Partners, L.P., a limited partnership in which Mr. Manley is the general partner.

 (4) Includes the following shares which the stockholder is obligated to transfer to other stockholders at the time of the public offering under a founders agreement dated March 29, 1999 assuming a $12.00 price per share at the close of the first day our shares of common stock are publicly traded. See "Related Party Transactions" and Note 1 to Notes to Consolidated Financial Statements.

                        NAME                           SHARES SUBJECT TO OPTION
                        ----                           -------------------------
Michael A. Santer....................................                     36,164
David M. Tolmie......................................                      4,920
Alexander F. Hern....................................                     36,164

 (5) Mr. Santer's address is c/o Platinum Venture Partners, 555 Twin Dolphin Drive, Suite 400, Redwood City, California 94065.

 (6) Includes 1,145,455 shares held by Platinum Venture Partners II, L.P. and 114,546 shares held by Webco & Co. Mr. Santer is a general partner of Platinum Venture Partners II, L.P. and maintains control over Webco & Co. and disclaims beneficial ownership of the shares held by these entities except with respect to his pecuniary interest.

 (7) Includes 346,875 shares held by Speer Partners, L.P., a limited partnership in which Mr. Speer is the general partner. Also includes 18,750 shares held by Bartly J. Loethen, as trustee for the Linda Blue Dynasty Trust, an irrevocable trust created by Mr. Speer. Mr. Speer disclaims beneficial ownership of the shares held by the Linda Blue Dynasty Trust except with respect to his pecuniary interest.

 (8) Includes 356,250 shares held by JN Weiss Partners, L.P., a limited partnership in which Mr. Weiss is the general partner.

 (9) Includes 1,237,500 shares subject to yesmail.com's right of repurchase during a vesting period of four years and accelerated vesting in some circumstances. Also includes 18,750 shares held by David M. Tolmie Dynasty Trust, an irrevocable trust created by Mr. Tolmie for the benefit of his minor children. Mr. Tolmie disclaims beneficial ownership of the shares held by the David M. Tolmie Dynasty Trust except with respect to his pecuniary interest.

(10) Platinum Ventures Partners II, L.P.'s address is 555 Twin Dolphin Drive, Suite 400, Redwood City, California 94065.

(11) Mr. Brewer's address is c/o Aragon Ventures, LLC, 301 University Avenue, Suite 440, Palo Alto, California 94301.

(12) Includes 844,773 shares held by Aragon Ventures, LLC. Mr. Brewer is a general partner of Aragon Ventures, LLC and disclaims beneficial ownership of the shares held by this entity except with respect to his pecuniary interest.

(13) Aragon Ventures, LLC's address is 301 University Avenue, Suite 440, Palo Alto, California 94301.

(14) Includes 182,046 shares subject to yesmail.com's right of repurchase during a vesting period of four years and accelerated vesting in some circumstances.

(15) Mr. Fulgoni's address is c/o Lancaster Enterprises, 65 E. Bellevue, Chicago, Illinois 60611.

(16) Includes 9,375 shares subject to options which are exercisable within 60 days of June 30, 1999.

(17) Mr. Hern's address is 4350 W. Cypress, Suite 440, Tampa, Florida 33607.

(18) Mr. Shaw's address is c/o US Web Corporation, #2 Harrison Street, Top Floor, San Francisco, California 94105.

(19) Includes 9,375 shares subject to options which are exercisable within 60 days of June 30, 1999.

(20) Includes 2,394,546 shares subject to yesmail.com's right of repurchase during a vesting period of four years and accelerated vesting in some circumstances. Also includes 18,750 shares subject to options which are exercisable within 60 days of June 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue 60,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our Certificate of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of June 30, 1999, there were 16,924,094 shares of common stock outstanding which were held of record by 88 stockholders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of yesmail.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control without further action by the stockholders. Immediately prior to the closing no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     As of June 30, 1999, the holders of 14,529,548 shares of our common stock or their transferees are entitled to have us register their shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these securities. Subject to limitations in agreements, if we register any of our common stock either for our own account or for the account of other security holders, these holders are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our Certificate of Incorporation and Bylaws summarized below could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     STOCKHOLDER MEETINGS.

     Under our Restated Certificate of Incorporation and Restated Bylaws, the Board of Directors, the Chairman of the Board and the President may call special meetings of stockholders but the stockholders may not call a special meeting.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS.

     Our Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee thereof.

     DELAWARE ANTI-TAKEOVER LAW.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with some exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     UNDESIGNATED PREFERRED STOCK.

     The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of yesmail.com. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .

NASDAQ NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq National Market under the symbol "YESM."

                        SHARES ELIGIBLE FOR FUTURE SALE

     If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could fall dramatically. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

     The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and by "lock-up" agreements that our stockholders have entered into with the underwriters. For a description of these "lock-up" agreements, please see "Underwriting."

     Upon completion of this offering, we will have outstanding 20,324,094 shares of common stock (based upon shares outstanding as of June 30, 1999), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after June 30, 1999. Taking into account the lock-up agreements and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - beginning on the date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;

     - beginning 180 days after the date of this prospectus, approximately 2,394,546 shares will be eligible for sale pursuant to Rules 144 and 701 of the Securities Act;

     - an additional 9,375,000 shares will become eligible for sale pursuant to Rule 144 beginning in March 2000;

     - an additional 5,154,548 shares will become eligible for sale pursuant to Rule 144 beginning in May 2000.

     Any common stock that has been purchased or may be purchased in this offering by our "affiliates," as defined in Rule 144 of the Securities Act, will be subject to the volume and other selling limitations under Rule 144 of the Securities Act. All of the shares eligible for sale at the 180th day after the date of this prospectus or afterward will be subject initially to volume and other limitations under Rule 144 of the Securities Act.

     On or prior to the 180th day following the date of this prospectus, we intend to register for resale an additional 4,625,000 shares of common stock reserved for issuance under our employee stock plans based upon the number of shares reserved for issuance as of June 30, 1999. In addition, the holders of approximately 14,529,548 shares of common stock have the right to require us to register their shares for sale to the public. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall materially.

                                  UNDERWRITING

     Under the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Thomas Weisel Partners LLC and Volpe Brown Whelan & Company, LLC have severally agreed to purchase from yesmail.com the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Deutsche Bank Securities Inc................................
Thomas Weisel Partners LLC..................................
Volpe Brown Whelan & Company, LLC...........................

                                                              ---------
          Total
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and
to dealers at a price that represents a concession not in excess of $     per
share under the public offering price. The underwriters may allow, and these
dealers may re-allow, a concession not in excess of $     per share to other
dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 510,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock that we are offering in this prospectus. To the extent that the underwriters exercise the option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to 3,400,000. We will be obligated, under the option, to sell these shares to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer additional shares on the same terms as those on which the 3,400,000 shares are being offered.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act.

     Each of our officers and directors and most of our stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement. When determining whether to consent to the release of shares from these lock-up agreements, Deutsche Bank Securities Inc. will consider the reason for requesting the release, the number of shares for which the release is being requested and the market conditions prevailing at the time.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thus creating a short position in the common stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     Eight individuals affiliated with Deutsche Bank Securities Inc. are the beneficial owners of 78,198 shares of our common stock and Volpe Brown Whelan & Company, LLC and one individual affiliated with Volpe Brown Whelan & Company, LLC are the beneficial owners of 28,637 shares of our common stock. Under the rules of the National Association of Securities Dealers, Inc., their interest in these shares is presumed to be underwriting compensation. Accordingly these shares cannot be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year after the effective date of this offering, except to officers or partners of the underwriters.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 37 filed public offerings of equity securities, of which 16 have been completed, and has acted as a syndicate member in an additional 14 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares for our vendors, employees, family members of employees and other third parties. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,100,000.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among yesmail.com and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that yesmail.com and the representatives of the underwriters believe to be comparable to yesmail.com; and

     - estimates of yesmail.com's business potential.

                                 LEGAL MATTERS

     The validity of our common stock we are offering in this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Madison & Sutro LLP, San Francisco, California, is acting as counsel for the underwriters in connection with legal matters relating to the shares of common stock offered hereby. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, is Secretary of the Company. As of the date of this prospectus, members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, own 114,545 shares of our common stock, and an investment partnership associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation owns 57,273 shares of our common stock.

                                    EXPERTS

     Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits filed as a part thereof, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock we are offering in this prospectus, reference is made to the registration statement and to the exhibits filed as a part of that registration statement. The registration statement, including the exhibits and schedules to that registration statement, may be inspected without charge at the principal office of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public from the SEC's Web site at www.sec.gov. In addition, such material will be available for inspection at the offices of The Nasdaq Stock Market, Inc., at 1735 K Street, N.W., Washington D.C. 20006. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                               YESMAIL.COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Financial Statements:
  Consolidated Statements of Operations for the Years Ended
     December 31, 1996, 1997 and 1998, and for the six
     months ended June 30, 1998 and 1999 (unaudited)........  F-3
  Consolidated Balance Sheets as of December 31, 1997 and
     1998, and as of June 30, 1999 (unaudited)..............  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the Years Ended December 31, 1996, 1997 and 1998,
     and for the six months ended June 30, 1999
     (unaudited)............................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998, and for the six
     months ended June 30, 1998 and 1999 (unaudited)........  F-6
Notes to Consolidated Financial Statements..................  F-7

     Upon the 3:8 reverse stock split becoming effective as discussed in Note 11 to yesmail.com, inc. Consolidated Financial Statements, we expect to be in a position to render the following audit report.

Arthur Andersen LLP

August 13, 1999


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
yesmail.com, inc.:

     We have audited the accompanying consolidated balance sheets of yesmail.com, inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of yesmail.com, inc. as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of yesmail.com, inc. included in this Form S-1 and issued our report thereon dated June 4, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Rule 12-09 Valuation Reserve schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
June 4, 1999
(except with respect to the matters discussed in Note 11, as to which the date is

       , 1999)

                               YESMAIL.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                              SIX MONTHS
                                     YEARS ENDED DECEMBER 31,               ENDED JUNE 30,
                               -------------------------------------   ------------------------
                                  1996         1997         1998          1998         1999
                               ----------   ----------   -----------   ----------   -----------
                                                                             (UNAUDITED)
Revenues.....................  $  934,856   $2,468,022   $ 4,583,354   $2,046,489   $ 3,642,424
Cost of revenues.............     292,776    1,089,585     2,702,872    1,142,194     2,477,369
                               ----------   ----------   -----------   ----------   -----------
          Gross profit.......     642,080    1,378,437     1,880,482      904,295     1,165,055
                               ----------   ----------   -----------   ----------   -----------
Operating expenses:
  Sales and marketing
     expenses................     291,999      959,813     1,751,208      677,471     3,100,856
  General and administrative
     expenses................     236,761      466,208       929,209      383,672     1,995,470
  Research and development
     costs...................     198,548      357,068       600,848      276,443     1,423,169
                               ----------   ----------   -----------   ----------   -----------
          Total operating
            expenses.........     727,308    1,783,089     3,281,265    1,337,586     6,519,495
                               ----------   ----------   -----------   ----------   -----------
Operating loss...............     (85,228)    (404,652)   (1,400,783)    (433,291)   (5,354,440)
Other expense:
  Interest expense...........      (3,590)     (18,098)      (45,075)     (17,834)     (105,600)
  Other......................          --           --      (250,000)          --        19,594
                               ----------   ----------   -----------   ----------   -----------
          Total other
            expense..........      (3,590)     (18,098)     (295,075)     (17,834)      (86,006)
                               ----------   ----------   -----------   ----------   -----------
          Net loss before
            minority
            interest.........     (88,818)    (422,750)   (1,695,858)    (451,125)   (5,440,446)
Minority interest............       8,821        8,716       (10,547)      (9,061)      (34,356)
                               ----------   ----------   -----------   ----------   -----------
          Net loss...........  $  (79,997)  $ (414,034)  $(1,706,405)  $ (460,186)  $(5,474,802)
                               ==========   ==========   ===========   ==========   ===========
Net loss per share:
  Basic and diluted..........  $    (0.01)  $    (0.05)  $     (0.22)  $    (0.06)  $     (0.60)
  Weighted average shares --
     basic and diluted.......   7,723,237    7,649,480     7,636,098    7,775,977     9,178,455
                               ==========   ==========   ===========   ==========   ===========


        The accompanying notes to consolidated financial statements are an integral part of these statements.

                               YESMAIL.COM, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                            DECEMBER 31,
                                                       -----------------------     JUNE 30,
                                                         1997         1998           1999
                                                       ---------   -----------   -------------
                                                                                  (UNAUDITED)
Current assets:
  Cash...............................................  $   1,841   $    26,212    $ 3,508,104
  Accounts receivable, net of allowance of $26,000,
     $56,000 and $166,000............................    176,259       242,757        863,591
  Deposits and prepaid expenses......................      3,786        19,348        597,946
                                                       ---------   -----------    -----------
          Total current assets.......................    181,886       288,317      4,969,641
                                                       ---------   -----------    -----------
Property and equipment, net..........................    101,640       353,871      1,241,099
                                                       ---------   -----------    -----------
Intangible and other assets..........................        750           750        465,672
                                                       ---------   -----------    -----------
          Total assets...............................  $ 284,276   $   642,938    $ 6,676,412
                                                       =========   ===========    ===========
Current liabilities:
  Accounts payable...................................  $ 185,353   $ 1,391,509    $ 1,758,943
  Short-term debt....................................    149,241       342,870        364,448
  Note payable.......................................         --            --        150,000
  Due to related parties.............................     76,721        56,788             --
  Obligations under capital leases, current
     portion.........................................     17,647        87,165        181,991
  Accrued payroll and payroll related expenses.......     74,043       213,291        462,313
  Deferred revenue...................................    119,021       114,301        295,013
  Accrued legal settlement...........................         --       250,000             --
  Accrued marketing..................................         --            --        880,889
  Other current liabilities..........................      8,216        94,602        399,950
                                                       ---------   -----------    -----------
          Total current liabilities..................    630,242     2,550,526      4,493,547
                                                       ---------   -----------    -----------
Obligations under capital leases, less current
  portion............................................     18,079       152,743        330,242
                                                       ---------   -----------    -----------
Minority interest....................................    (17,537)       (6,990)            --
Stockholders' equity (deficit):
  Series A convertible preferred stock, $.0001 par
     value; 15,000,000 shares authorized; 5,154,548
     shares issued and outstanding...................         --            --            515
  Common stock, $.0001 par value; 22,500,000 shares
     authorized; 8,333,333, 8,333,333 and 11,769,546
     shares issued...................................        833           833          1,177
  Common stock in treasury, 497,685, 833,333, and no
     shares at cost..................................       (602)       (1,030)            --
  Notes receivable from stockholders.................         --            --     (3,831,274)
  Additional paid-in capital.........................    160,649       160,649     13,782,200
  Deferred compensation..............................         --            --       (411,400)
  Accumulated deficit................................   (507,388)   (2,213,793)    (7,688,595)
                                                       ---------   -----------    -----------
          Total stockholders' equity (deficit).......   (346,508)   (2,053,341)     1,852,623
                                                       ---------   -----------    -----------
          Total liabilities and stockholders' equity
            (deficit)................................  $ 284,276   $   642,938    $ 6,676,412
                                                       =========   ===========    ===========


        The accompanying notes to consolidated financial statements are an integral part of these statements.

                               YESMAIL.COM, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                PREFERRED STOCK        COMMON STOCK         TREASURY STOCK                   ADDITIONAL
                              -------------------   -------------------   -------------------     NOTES        PAID IN
                                SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT   RECEIVABLE     CAPITAL
                              ----------   ------   ----------   ------   ----------   ------   ----------   -----------
Balance at December 31,
 1995.......................          --      --     4,629,629   $  463           --       --           --   $       537
 Stock awarded to employees
   for services.............          --      --       694,445       69           --       --           --        38,931
 Stock split treated as a
   dividend to
   shareholders.............          --      --     3,009,259      301           --       --           --          (301)
 Treasury stock purchase....          --      --            --       --     (925,926)  (1,120)                        --
 Distribution of minority
   interest in subsidiary to
   a third party............          --      --            --       --           --       --           --        16,000
 Net loss...................          --      --            --       --           --       --           --            --
                              ----------   -----    ----------   ------   ----------   ------   ----------   -----------
Balance at December 31,
 1996.......................          --      --     8,333,333      833     (925,926)  (1,120)          --        55,167
 Stock awarded to employees
   by principal
   stockholders.............          --      --            --       --           --       --           --        39,000
 Treasury stock awarded to
   employees for services...          --      --            --       --      428,241      518           --        66,482
 Net loss...................          --      --            --       --           --       --           --            --
                              ----------   -----    ----------   ------   ----------   ------   ----------   -----------
Balance at December 31,
 1997.......................          --      --     8,333,333      833     (497,685)    (602)          --       160,649
 Treasury stock purchase....          --      --            --       --     (335,648)    (428)          --            --
 Net loss...................          --      --            --       --           --       --           --            --
                              ----------   -----    ----------   ------   ----------   ------   ----------   -----------
Balance at December 31,
 1998.......................          --      --     8,333,333      833     (833,333)  (1,030)          --       160,649
 Treasury stock retired
   (unaudited)..............          --      --      (833,333)     (83)     833,333    1,030           --          (947)
 Issuance of common stock
   for cash (unaudited).....          --      --     1,875,000      188           --       --           --           312
 Issuance of options for
   services and acquisition
   (unaudited)..............          --      --            --       --           --       --           --       421,778
 Issuance of common stock to
   officers for notes
   receivable (unaudited)...          --      --     2,394,546      239           --       --   (3,831,274)    3,831,035
 Issuance of preferred stock
   for cash (unaudited).....   5,154,548     515            --       --           --       --           --     8,949,485
 Deferred compensation......          --      --            --       --           --       --           --       419,888
 Amortization of deferred
   compensation.............          --      --            --       --           --       --           --            --
 Net loss (unaudited).......          --      --            --       --           --       --           --            --
                              ----------   -----    ----------   ------   ----------   ------   ----------   -----------
Balance at June 30, 1999
 (unaudited)................   5,154,548     515    11,769,546    1,177           --       --   (3,831,274)   13,782,200
                              ==========   =====    ==========   ======   ==========   ======   ==========   ===========


                                DEFERRED     ACCUMULATED
                              COMPENSATION     DEFICIT        TOTAL
                              ------------   -----------   -----------
Balance at December 31,
 1995.......................          --     $   (13,357)  $   (12,357)
 Stock awarded to employees
   for services.............          --              --        39,000
 Stock split treated as a
   dividend to
   shareholders.............          --              --            --
 Treasury stock purchase....          --              --        (1,120)
 Distribution of minority
   interest in subsidiary to
   a third party............          --              --        16,000
 Net loss...................          --         (79,997)      (79,997)
                                --------     -----------   -----------
Balance at December 31,
 1996.......................          --         (93,354)      (38,474)
 Stock awarded to employees
   by principal
   stockholders.............          --              --        39,000
 Treasury stock awarded to
   employees for services...          --              --        67,000
 Net loss...................          --        (414,034)     (414,034)
                                --------     -----------   -----------
Balance at December 31,
 1997.......................          --        (507,388)     (346,508)
 Treasury stock purchase....          --              --          (428)
 Net loss...................          --      (1,706,405)   (1,706,405)
                                --------     -----------   -----------
Balance at December 31,
 1998.......................          --      (2,213,793)   (2,053,341)
 Treasury stock retired
   (unaudited)..............          --              --            --
 Issuance of common stock
   for cash (unaudited).....          --              --           500
 Issuance of options for
   services and acquisition
   (unaudited)..............          --              --       421,778
 Issuance of common stock to
   officers for notes
   receivable (unaudited)...          --              --            --
 Issuance of preferred stock
   for cash (unaudited).....          --              --     8,950,000
 Deferred compensation......    (419,888)             --            --
 Amortization of deferred
   compensation.............       8,488              --         8,488
 Net loss (unaudited).......          --      (5,474,802)   (5,474,802)
                                --------     -----------   -----------
Balance at June 30, 1999
 (unaudited)................    (411,400)     (7,688,595)    1,852,623
                                ========     ===========   ===========


        The accompanying notes to consolidated financial statements are an integral part of these statements.

                               YESMAIL.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,             ENDED JUNE 30,
                                                -----------------------------------   -----------------------
                                                  1996        1997         1998         1998         1999
                                                ---------   ---------   -----------   ---------   -----------
                                                                                            (UNAUDITED)
Cash Flows from Operating Activities:
  Net loss....................................  $ (79,997)  $(414,034)  $(1,706,405)  $(460,186)  $(5,474,802)
  Adjustments to reconcile net loss to net
    cash provided by (used in) operating
    activities --
    Depreciation..............................     16,015      49,443       101,783      42,664       280,560
    Stock issuance for compensation...........     55,000     106,000            --          --       253,266
    Minority interest.........................     (8,821)     (8,716)       10,547       7,354        34,356
    Changes in operating assets and
       liabilities --
       Accounts receivable....................   (119,176)    (48,142)      (66,498)    (41,777)     (620,834)
       Deposits and prepaid expenses..........     (4,469)        668       (15,562)     (1,049)     (593,886)
       Accounts payable and accrued
         expenses.............................    108,125     143,123     1,681,790     512,411     1,552,693
       Deferred revenue.......................     12,517     106,504        (4,720)    (64,507)      180,712
                                                ---------   ---------   -----------   ---------   -----------
         Net cash provided by (used in)
           operating activities...............    (20,806)    (65,154)          935      (5,090)   (4,387,935)
                                                ---------   ---------   -----------   ---------   -----------
Cash Flows from Investing Activities:
  Purchases of property and equipment.........    (45,040)    (69,639)     (102,232)     (8,939)     (832,294)
  Purchase of minority interest...............         --          --            --          --      (150,000)
                                                ---------   ---------   -----------   ---------   -----------
         Net cash used in investing
           activities.........................    (45,040)    (69,639)     (102,232)     (8,939)     (982,294)
                                                ---------   ---------   -----------   ---------   -----------
Cash Flows from Financing Activities:
  Borrowings from related parties.............     66,110          --            --          --            --
  Payment to related parties..................         --     (12,878)      (19,933)    (10,900)      (56,788)
  Borrowings of short term debt...............         --     263,561       312,259     137,259        50,000
  Repayments of short term debt...............         --    (114,320)     (118,630)    (88,999)      (28,422)
  Repurchase of stock.........................     (1,120)         --          (428)       (428)           --
  Proceeds from issuance of common stock......         --          --            --          --           500
  Proceeds from issuance of preferred stock...         --          --            --          --     8,950,000
  Principal payments under capital lease
    obligations...............................       (403)     (8,935)      (47,600)    (15,363)      (63,169)
                                                ---------   ---------   -----------   ---------   -----------
         Net cash provided by financing
           activities.........................     64,587     127,428       125,668      21,569     8,852,121
                                                ---------   ---------   -----------   ---------   -----------
Net Increase (Decrease) in Cash...............     (1,259)     (7,365)       24,371       7,540     3,481,892
Cash, beginning of year.......................     10,465       9,206         1,841       1,841        26,212
                                                ---------   ---------   -----------   ---------   -----------
Cash, end of year.............................  $   9,206   $   1,841   $    26,212   $   9,381   $ 3,508,104
                                                =========   =========   ===========   =========   ===========
Supplemental Disclosure of Cash Flow
  Information:
  Cash paid during the period for interest....  $   3,590   $  18,098   $    45,075   $  16,491   $    41,585
                                                =========   =========   ===========   =========   ===========
Noncash Transactions:
  Equipment acquired under capital leases.....  $  12,237   $  32,827   $   251,782   $  36,064   $   335,494
  Issuance of note payable for purchase of
    minority interest.........................         --          --            --          --   $   150,000
  Issuance of common stock options for
    purchase of minority interest.............         --          --            --          --   $   177,000
  Note receivable from issuance of restricted
    common stock..............................         --          --            --          --   $ 3,831,274
                                                =========   =========   ===========   =========   ===========


        The accompanying notes to consolidated financial statements are an integral part of these statements.

                               YESMAIL.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. THE COMPANY AND DESCRIPTION OF BUSINESS

     yesmail.com, inc. (the "Company") provides Internet marketing services to companies that conduct part or all of their business through e-commerce. The Company's services include targeted direct email campaigns to specific members in the YesMail Network who have given express permission to receive direct marketing messages in specific categories of interest. The Company also offers a variety of services focused on delivering Internet users to a particular Web site.

     Superhighway Consulting, Inc. ("SCI", doing business as WebPromote) was founded in 1995 and was merged with WP Holding, Inc. ("WP Holding") on March 29, 1999, in a stock for stock transaction (the "Merger"), with the SCI stockholders receiving 80% of the outstanding shares of WP Holding. WP Holding was organized as a Delaware corporation in October 1998 and five investors purchased 5 million shares of common stock at par value on March 25, 1999. As the SCI stockholders retained a controlling interest in the surviving entity and WP Holding had no prior operations, the Company accounted for this merger as a recapitalization. The shares of SCI have been retroactively adjusted as if there had been an 11.57 for one stock-split.

     In connection with the Merger, SCI and the stockholders of WP Holding entered into a Founders' Agreement, which, among other things, gives the former SCI stockholders the right to retain the first $16 million in value of the Company upon subsequent sale or merger or the WP Holding stockholders' interest in the first $16 million in value of the Company upon the Company's initial public offering. In the case of an initial public offering, such payment shall be made with a transfer of shares among the stockholders. The $16 million represented the negotiated value of SCI as of the date of the Merger.

     The financial statements reflect the historical accounts of SCI, with the number of SCI shares retroactively adjusted to reflect the stock split referred to above. On May 10, 1999, WP Holding changed its name to yesmail.com, inc.

     Starting Point, L.L.C. ("Starting Point"), was incorporated by the Company as a wholly-owned subsidiary in February 1996. Starting Point manages and operates an Internet directory and search resource. Starting Point owns a list of permission e-mail addresses and sells Web site banner advertisements for its Web site. In September 1996, the Company distributed a 30% interest to and entered into an operating agreement with a third party retained to manage Starting Point. This 30% ownership distribution resulted in a $16,000 compensation charge based on the fair market value of the 30% interest as determined by the Board of Directors. In June 1999, the Company purchased the 30% minority ownership as further described in Note 11.

2. LIQUIDITY AND FINANCING CONSIDERATIONS

     The Company has sustained net losses since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate sources, and, ultimately, to establish profitable operations.

     The Company's operating plan is to rapidly expand its sales and marketing, product development and administrative operations and to develop new strategic relationships to promote the Company's future growth. This will likely result in negative cash flow from operations at least through the year 2000. The Company raised $9 million of equity capital in May 1999 (see Note 11), but will likely need to raise additional capital prior to the end of 1999. As discussed in Note 11, the Company is preparing for an initial public offering of stock. In the opinion of

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

management, alternative financing from new or existing investors will be available to the Company if the initial public offering is delayed or canceled.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in the consolidation process.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     In the opinion of the Company's management, the June 30, 1998 and 1999 unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such financial statements. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

Computer equipment.................................         1 - 2 years
Computer software..................................         1 - 2 years
Telephone equipment................................         2 - 5 years
Furniture and fixtures.............................         5 - 7 years
Leasehold improvements.............................         1 - 5 years

     Maintenance and repairs are charged to expense as incurred and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations for the period in which it is realized.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

the amounts expected to be realized. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

REVENUE RECOGNITION

     The Company earns revenues from its customers by (i) charging fees for sending targeted email to its owned and represented subscribers, (ii) placing advertisements on Web sites and (iii) providing services to Web site owners. Revenue is recognized when emails are transmitted to subscribers, as advertisements are placed on Web sites, and when services are performed. Deferred revenue represents liabilities for services not yet rendered or for advertisements not yet placed.

     The Company becomes obligated to make payments to third-party Web sites, which have contracted with the Company to be part of the YesMail Network, in the period the email messages are delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

RESEARCH AND DEVELOPMENT COSTS

     Costs incurred in the development of its Web site, products, and related applications to be used in connection with the Company's services have been expensed to operations as incurred through the year ended December 31, 1998. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company adopted SOP No. 98-1 on January 1, 1999. As a result, the Company has continued to expense its development costs as incurred as the rapid pace of technological change results in an estimated useful life of such software of one year or less.

ADVERTISING COSTS

     Costs of developing the advertisements are expensed as incurred. Costs of placing the media are expensed as the advertisements are run. Such costs are included in sales and marketing on the consolidated statement of operations and totaled approximately $199,000, $571,000, $699,000, $234,000, and $1,350,000 for
the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

DEFERRED OFFERING COSTS

     As of June 30, 1999, the Company had incurred approximately $183,000 in costs related to the Company's proposed initial public offering. These costs have been capitalized and are included in deposits and prepaid expenses in the accompanying consolidated balance sheet at June 30, 1999. Upon completion of the Company's proposed initial public offering, the deferred offering costs will be reclassified to common stock as a reduction of the proceeds from the offering.

GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no adjustments to the carrying value of goodwill or intangible assets in 1999.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, accounts payable, short-term debt, obligations under capital leases and accrued liabilities. At December 31, 1997 and 1998, the fair market value of these instruments approximated their financial statement carrying amount because of the short term maturity of these instruments. The Company does not require collateral for accounts receivable, but does evaluate customer creditworthiness and establish allowances as necessary based on management estimates of collectibility. For the six months ended June 30, 1999, one customer accounted for approximately 13% of revenues.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB"), Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the measurement date, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock or price paid for shares of stock. For directors and consultants receiving stock-based compensation, the Company complies with the provisions of SFAS No. 123.

NET LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. However, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following at June 30, 1999: 5,154,548 shares of convertible preferred stock and options to purchase 708,623 shares of common stock.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

OTHER COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it does not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

4. RELATED-PARTY TRANSACTIONS

     The Company had amounts payable to certain stockholders for expenses incurred on behalf of the Company in the amounts of $76,721 and $56,788 as of December 31, 1997 and 1998, respectively. These amounts were fully paid by January 1999.

     Subsequent to December 31, 1998, the Company obtained advances from certain stockholders totaling $600,000. These advances have been classified as due to related parties in the accompanying consolidated balance sheet. All advances were converted to series A preferred stock on May 18, 1999 as described further in Note 11.

     Starting Point paid a management fee to its minority member for services related to operating and managing the business. Management fees paid to the minority member were $5,000, $22,500, $81,000, $48,000 and $115,000 for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

     Certain stockholders personally guarantee a portion of the Company's short term debt and certain equipment leases as further described in Notes 6 and 8.

     As further described in Note 11, the Company entered into certain transactions with employees and/or directors subsequent to December 31, 1998.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

5. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                            DECEMBER 31,
                                                        ---------------------     JUNE 30,
                                                          1997        1998          1999
                                                        --------    ---------    ----------
Computer equipment....................................  $117,029    $ 268,384    $  862,606
Computer software.....................................    24,793      126,147       566,120
Telephone equipment...................................    16,851       57,528        57,578
Furniture and fixtures................................    10,878       10,878        96,430
Leasehold improvements................................        --       60,628       108,619
                                                        --------    ---------    ----------
                                                         169,551      523,565     1,691,353
Accumulated depreciation..............................   (67,911)    (169,694)     (450,254)
                                                        --------    ---------    ----------
                                                        $101,640    $ 353,871    $1,241,099
                                                        ========    =========    ==========

6. SHORT-TERM DEBT

     The Company has lines of credit with two banks, providing for maximum borrowings of $370,000 as of both December 31, 1998 and June 30, 1999. Interest rates ranged from 9.25% to 14.75%, with a weighted average rate of 9.37% as of December 31,1998. One line of credit matures on July 15, 1999 and the other line of credit has no expiration date. Outstanding borrowings under the lines of credit were $149,241, $298,955 and $322,972, as of December 31, 1997 and 1998
and June 30, 1999. Borrowings are personally guaranteed by certain stockholders.

     On March 12, 1998 the Company borrowed $50,000 from a bank at an interest rate of 10.0% that matures on July 15, 1999. The balance of the note was $43,915 and $41,476 as of December 31, 1998 and June 30, 1999. The loan is collateralized by all of the assets and property of the Company.

7. 401(k) SAVINGS PLAN

     In September 1997, the Company established a 401(k) Savings Plan (the "Plan") that covers substantially all employees. Under the Plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company maintains the right to match employee contributions, but for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, no Company matching contributions were made.

8. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through the year 2003. Rent expense amounted to approximately, $19,000, $51,000, $86,000, $35,000 and $101,000 for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively. Certain equipment leases, with an aggregate outstanding balance of approximately $449,000 at June 30, 1999, are personally guaranteed by certain stockholders.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Future minimum lease payments under noncancelable capital leases and operating leases as of December 31, 1998 are as follows:

                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------    ---------
1999........................................................  $112,683    $102,850
2000........................................................    74,916     105,935
2001........................................................    42,440     109,113
2002........................................................    39,601     103,091
2003........................................................    24,295      86,172
                                                              --------    --------
Total minimum lease payments................................  $293,935    $507,161
                                                                          ========
Less -- Amount representing interest........................   (54,027)
                                                              --------
Present value of capital lease obligations..................   239,908
Less -- Current portion.....................................   (87,165)
                                                              --------
Long-term portion...........................................  $152,743
                                                              ========

LITIGATION

     In connection with the termination of employment of a stockholder, the Company exercised its right to repurchase the stockholder's shares in accordance with the Shareholders' Agreement described in Note 9. The former stockholder has filed a lawsuit contesting the repurchase amount. During 1998, the Company recorded a reserve of $250,000 in other expense in the accompanying financial statements. Subsequent to year end, the case was settled for approximately $250,000.

     Additionally, the Company is, at times, subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position or results of operations of the Company.

9. COMMON STOCK

     During 1996, a stock split, treated as a dividend of 3,009,259 shares, was declared and distributed to the shareholders. Additionally, the Company issued 694,445 shares of common stock to employees for services. This issuance resulted in a compensation charge of $39,000 based on the estimated fair market value of the stock at the time of issuance.

     In June 1997, the Company's Board of Directors authorized a four for one stock split. In January 1998, the Board of Directors authorized a five hundred for one stock split. In connection with the Merger, the financial statements reflect an 11.57 for one stock split on March 29, 1999. The consolidated financial statements have been restated to reflect these stock splits.

     During June 1997, two principal stockholders awarded 231,482 shares from their holdings of common stock of the Company to employees. Additionally, the Company granted stock awards from treasury stock to several employees in lieu of cash compensation. In both instances, compensation expense was recorded for the entire amount of the awards based upon the estimated fair value of the stock at the time of the issuance.

     In February 1999, the Company retired all treasury shares outstanding.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

     The stock of SCI, prior to the Merger, was subject to a Shareholders' Agreement which gave SCI the right to repurchase the stock, at a formula price, from stockholders who terminated employment with SCI. The Shareholders' Agreement also gave SCI the right of first refusal to repurchase shares offered to a third party. The Shareholders' Agreement was terminated in connection with the Merger with WP Holding.

     In 1996 and 1998, the Company repurchased 925,926 and 335,648 shares, respectively, of common stock for the amounts of $1,120 and $428 from terminated employees in accordance with a formula contained in the then existing shareholders' agreement.

10. INCOME TAXES

     As of December 31, 1998, the Company had net operating loss carryforwards of approximately $1,423,000, which begin to expire in the year 2010.

     As a result of various equity transactions during 1999, the Company believes that it may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carryforwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating carryforwards, the Company has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of the Company's stock, including shares sold in the Company's initial public offering, may further restrict its ability to utilize its net operating loss carryforwards.

     The difference between the income tax benefit at the federal statutory rate of 34% and the Company's effective tax rate is due primarily to recognition of a full valuation allowance to offset the deferred tax assets.

     The estimated tax effects of significant temporary difference and carryforwards that give rise to deferred income tax assets as of December 31, 1998, are as follows:

Deferred income tax assets --
  Net operating loss carryforwards..........................  $  554,787
  Accrued liabilities and other.............................     453,448
                                                              ----------
          Gross deferred income tax assets..................   1,008,235

Less: valuation allowance...................................    (839,316)
                                                              ----------
Deferred income tax liabilities --
  Deferred revenue..........................................    (156,629)
  Depreciation on property and equipment....................     (12,290)
                                                              ----------
          Gross deferred income tax liabilities.............    (168,919)
                                                              ----------
          Net deferred tax assets...........................  $       --
                                                              ==========

     The Company has recorded a valuation allowance against gross deferred tax assets due to uncertainties surrounding their realization. The amount of net deferred tax assets considered realizable, however, could be increased in the future if estimates of future taxable income are increased.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

11. SUBSEQUENT EVENTS

BRIDGE LOAN/WARRANT

     On December 28, 1998, the Company agreed to issue a warrant to a shareholder in connection with a loan of $1.0 million ("Bridge Loan"), which was to be converted into series A convertible preferred stock at the option of the holder. The warrant was only exercisable upon an event of default. The bridge loan which accrues interest at the prime rate (7.5%) matures upon the closing of the private equity placement or upon event of default. No value was ascribed to the warrant. The proceeds from the loan were received and the warrant was issued in January 1999. On May 18, 1999, the loan was converted into 572,727 shares of series A convertible preferred stock in connection with the Company's private equity placement (see Note 11) and the warrant was canceled.

RESTRICTED COMMON STOCK

     In May, 1999, the Company issued an aggregate of 2,394,546 shares of restricted common stock to officers for $1.60 per share. In the event of a change of control (as defined in the Restricted Stock Purchase Agreement), 25% of the shares purchased vest (in addition to any shares vested at such time). In connection with such issuance, the officers paid for the stock by issuing notes payable to the Company that are secured by the shares of the Company's common stock purchased. The secured notes receivable bear interest at 5.22% per annum with the entire principal balance of the note, together with all accrued and unpaid interest, due and payable on the earlier of (a) the sale of the underlying common stock, (b) May 10, 2008 or (c) termination of employment. The Company has recourse against the signers of the notes for 75% of the principal and all accrued interest. The notes receivable from the stockholders has been classified as a reduction of equity. The shares generally vest over a four-year period; however, 900,000 shares vest seven months from the occurrence of an initial public offering. The stock is restricted in that any unvested shares are subject to repurchase rights by the Company upon the occurrence of certain events or conditions, such as employment termination, at the original purchase price.

STOCK OPTION PLAN

     On April 1, 1999, the Company adopted the 1999 Stock Plan (the "Stock Plan") which provides for the grant of up to 3,225,000 incentive or non-statutory stock options or shares of restricted stock to employees, directors and consultants ("Optionee") of the Company. On May 17, 1999, the Board of Directors increased the number of authorized options to 3,675,000 and on July 13, 1999, the Board of Directors increased the number of authorized options to 4,425,000. Options granted under the Stock Plan generally vest ratably over a period of four years and expire ten years from the date of grant. If an Optionee ceases employment with or service to the Company ("Termination"), the Optionee may exercise any vested option at the time of Termination within such period of time specified in the option agreement. In the absence of a specified time in the option agreement, the option remains exercisable for three months following the Optionee's Termination. Unvested options revert to the Stock Plan at the date of the Termination. If, after Termination, the Optionee does not exercise the options within the time specified, the Option shall terminate and the shares revert to the Stock Plan.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

STOCK OPTION ACTIVITY


     During 1999, the Company issued 243,750 incentive stock options and 663,750 non-qualified stock options. The Company believes the exercise price of these stock options approximated or exceeded the fair value of its common stock. The stock options vest over a two to four year period. Of these options issued, 30,000 options were issued to consultants in consideration for services rendered and 18,750 options were issued as consideration for the purchase of the minority interest in Starting Point, as discussed later in this Note. These options vest on the date of grant. In addition, the Company issued stock to an employee which is subject to performance and is forfeited if certain performance measures are not met. The Company recorded an expense of approximately $245,000 for the issuance of the performance options to the employee and the issuance of options to the consultants. The performance options were valued using the intrinsic value method at June 30, 1999. The options issued to consultants and options issued as consideration for the purchase of minority interest were valued using the Black-Scholes option pricing model at the date of grant as is described in the additional stock plan information below.



DEFERRED STOCK COMPENSATION



     During June 1999, employees were granted options to purchase an aggregate of 93,750 shares of common stock. Giving effect to the Company's proposed initial public offering, the deemed fair market value of the Company's common stock exceeded the exercise price of the options granted. Total non-cash compensation of approximately $420,000 related to these grants will be charged to operations over the four-year vesting period. Non cash compensation expense totaling approximately $9,000 has been recorded for the six months ended June 30, 1999 as a general and administrative expense.


     A summary of the Company's stock option activity follows:


                                                                                WEIGHTED
                                                                                AVERAGE
                                                                SHARES       EXERCISE PRICE
                                                              -----------    --------------
Balance, January 1, 1999....................................          --            --
  Granted...................................................     907,500         $2.02
  Forfeited.................................................     (31,875)         1.60
                                                               ---------         -----

Balance, June 30, 1999......................................     875,625         $2.04
                                                               =========

Available for grant at June 30, 1999........................   1,154,829


     The following table summarizes information about currently outstanding and vested stock options at June 30, 1999:


                              OPTIONS OUTSTANDING                       OPTIONS VESTED
                 ---------------------------------------------   -----------------------------
                                   WEIGHTED
                                    AVERAGE
                                   REMAINING       WEIGHTED       VESTED AT        WEIGHTED
   RANGE OF      OUTSTANDING AT   CONTRACTUAL      AVERAGE         JUNE 30,        AVERAGE
EXERCISE PRICE   JUNE 30, 1999       LIFE       EXERCISE PRICE       1999       EXERCISE PRICE
--------------   --------------   -----------   --------------   ------------   --------------
    $1.60           729,375             10          $1.60           33,750          $1.60
     1.79                --             --             --           18,750           1.79
     3.20            60,000             10           3.20               --             --
     9.87            33,750             10           9.87               --             --
                    -------                         -----           ------          -----
                    823,125                         $2.06           52,500          $1.67
                    =======                         =====           ======          =====

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

ADDITIONAL STOCK PLAN INFORMATION

     As discussed in Note 3, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations.

     SFAS No. 123 "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net loss and loss per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

     The Company's calculations for employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                               SIX MONTHS
                                                                  ENDED
                                                              JUNE 30, 1999
                                                              -------------
Dividend yield..............................................      None
Expected volatility.........................................        90%
Risk free interest rate.....................................       5.0%
Expected term, in years.....................................        10


     The weighted average fair value per option as of the date of grant for options granted during 1999 was $2.24.


     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                               SIX MONTHS
                                                                  ENDED
                                                              JUNE 30, 1999
                                                              -------------
Loss attributable to common stockholders (in thousands):
  As reported...............................................    $(5,475)
  Pro forma.................................................    $(5,627)
Basic and diluted net loss per share:
  As reported...............................................    $ (0.60)
  Pro forma.................................................    $ (0.61)


CONVERTIBLE PREFERRED STOCK

     On May 18, 1999, the Company issued 5,154,548 shares of $.0001 par value series A convertible preferred stock at $1.75 per share ("Subscription Price") for gross proceeds of $9.0 million, including the $1 million Bridge Loan and the $600,000 of stockholder advances previously received. The Bridge Loan and stockholder advances were converted to 916,364 shares of preferred stock.

                               YESMAIL.COM, INC.

         (INFORMATION RELATING TO JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Each share of preferred stock is non-voting and convertible to one share of common stock at any time, at the option of the holder and mandatorily upon an initial public offering that exceeds a threshold, or sale of the business. Dividends on the preferred stock are earned at a rate of $0.05 per share per annum (approximating an 8% yield), and are only payable upon certain dividend accrual events, such as a sale. Holders of the preferred stock are entitled to a liquidation preference in the event of any liquidation and such holders have the right to approve certain transactions.

ACQUISITION OF MINORITY INTEREST


     In June 1999, the Company purchased the 30% ownership interest of Starting Point from the minority interest shareholder for $477,000. The purchase price included an initial cash payment of $150,000, an issuance of an $150,000 note which accrues interest at a rate of 10% and is to be repaid one year from the anniversary of the acquisition date and a grant of 18,750 options at an exercise price of $1.79 which are fully vested on the date of grant. In addition, the Company is required to make a contingency payment of a maximum of $200,000 in the event that the options do not have a value of an amount specified per the LLC Interest Purchase Agreement, no later than 180 days from the acquisition date or upon sale of the Company. The Company recorded goodwill of approximately $450,000 for the acquisition based on the difference between the purchase price and the value of the 30% interest in the net assets acquired at the time of the acquisition. The goodwill is being amortized over three years. If a contingency payment becomes due, the Company intends to increase goodwill for this amount and amortize it over the balance of the original amortization period.


INITIAL PUBLIC OFFERING

     On June 4, 1999, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock. Upon the completion of this offering, if requirements set forth in its Certificate of Incorporation are met, the Company's preferred stock will be converted into 5,154,548 shares of common stock, and all outstanding shares of preferred stock will be canceled and retired.

EMPLOYEE STOCK PURCHASE PLAN

     In July 1999, the Company adopted an employee stock purchase plan (the "Purchase Plan") which provides employees with an opportunity to purchase common stock through accumulated payroll deductions up to a maximum of $25,000 for all purchases within the same calendar year and up to a maximum of 2,000 shares for the first purchase period and a maximum of 1,000 shares for each purchase period thereafter. Under the Purchase Plan, employees may purchase the common stock at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. This Plan will become effective upon the closing of the initial public offering. 200,000 shares of common stock have been reserved for issuance under the Purchase Plan (subject to an annual increase), none of which have been issued.

REVERSE STOCK SPLIT

     On July 13, 1999, the Company's Board of Directors approved a 3:8 reverse stock split of the Company's outstanding shares of common stock and convertible preferred stock which will become effective prior to the closing of the initial public offering. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

[ON INSIDE COVER

Photograph of peoples' hands raised to indicate that they are saying "yes" to receiving permission email messages. A brief description of the YesMail Network is provided. As an inset to the page is a chart which shows the comparative response rates, documented by 3rd party sources, for permission email, direct mail and banner advertising.]



[ON FOLD OUT FLAP INSIDE THE COVER

Chart which diagrams the flow of direct marketing messages from direct marketers, through the YesMail Network, to consumers with arrows showing the direction of messages and resulting responses. The YesMail Network, technology and products are listed to illustrate their roles in enabling the process of targeting, delivering and tracking permission email messages.]



[ON INSIDE BACK COVER

A case study of a real permission email campaign, with illustration/photo of client Web site/logo. In summary form, the case study explains the campaign objectives, implementation and results. On the right hand border of the page is a panel with logos of some companies with whom yesmail.com works.]

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THE PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                            TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Special Note Regarding Forward-Looking
  Statements and Industry Data.........   13
Use of Proceeds........................   14
Dividend Policy........................   14
Capitalization.........................   15
Dilution...............................   16
Selected Consolidated Financial Data...   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   18
Business...............................   27
Management.............................   39
Related Party Transactions.............   46
Principal Stockholders.................   49
Description of Capital Stock...........   52
Shares Eligible for Future Sale........   54
Underwriting...........................   55
Legal Matters..........................   57
Experts................................   57
Where You Can Find More Information....   57
Index to Consolidated Financial
  Statements...........................  F-1


DEALER PROSPECTUS DELIVERY OBLIGATION:

UNTIL                   , 1999 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE IN THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[LOGO]

3,400,000 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

THOMAS WEISEL PARTNERS LLC

VOLPE BROWN WHELAN
& COMPANY
Prospectus

          , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   12,800
NASD filing fee.............................................       5,100
NASDAQ National Market Fees.................................      95,000
Blue Sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     170,000
Accountant's fees and expenses..............................     300,000
Legal fees and expenses.....................................     400,000
Miscellaneous...............................................     112,100
                                                              ----------
          Total.............................................  $1,100,000
                                                              ==========

-------------------------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article 8 of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article 6 of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     In June 1999, the Registrant issued an option to purchase 18,750 shares of its common stock to one person pursuant to the terms of a purchase agreement executed in connection with the Registrant's acquisition of the remaining 30% interest in its Starting Point subsidiary.


     On May 18, 1999, the Registrant sold an aggregate of 5,154,548 shares of its series A preferred stock to an aggregate of 72 persons in exchange for an aggregate of $9.0 million, including $7.4 million in cash and $1.6 million of conversion of indebtedness.

     On May 10, 1999, the Registrant sold an aggregate of 2,394,546 shares of its common stock to 6 employees in exchange for cash and notes in an aggregate amount of approximately $3.8 million pursuant to restricted stock purchase agreements.

     On March 29, 1999, the Registrant issued 7,500,000 shares of its common stock to an aggregate of 7 persons pursuant to the terms of an agreement and plan of merger.

     On March 25, 1999, the Registrant issued 1,875,000 shares of its common stock to an aggregate of 5 persons pursuant to the terms of a subscription agreement for an aggregate of $500.

     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
     1.1*      Form of Underwriting Agreement
     3.1+      Third Amended and Restated Certificate of Incorporation of
               yesmail.com, inc., dated May 20, 1999
     3.2*      Form of Amended and Restated Certificate of Incorporation of
               the Registrant to be filed upon the closing of the offering
     3.3+      Restated Bylaws of the Registrant
     4.1+      Specimen Common Stock Certificate
     4.2+      Registration Rights Agreements dated May 18, 1999
     4.3+      Registration Rights Agreement dated March 25, 1999
     4.4+      WP Holding Founders' Agreement dated March 26, 1999
     4.5+      First Addendum to Founders' Agreement dated May 28, 1999
     5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation
    10.1+      Form of Indemnification Agreement between the Registrant and each of its directors and officers
    10.2+      Form of Restricted Stock Purchase Agreement
    10.3+      1999 Stock Option Plan and form of agreements thereunder
    10.4+      1999 Employee Stock Purchase Plan
    10.5+      Office/Service Center Lease dated May 12, 1998
    10.6+      Software License Agreement between the Registrant and Revnet
               Systems, Inc. dated June 4, 1999
    10.7+      Employment Agreement dated March 12, 1999, for David M.
               Tolmie
    10.8+      Employment Agreement dated April 2, 1999, for David B.
               Menzel
    10.9+      Employment Agreement dated May 27, 1999, for Mark D. Boyce
    10.10+     Employment Agreement dated February 15, 1999, for Peder J.
               Jungck
    10.11+     Employment Agreement dated April 17, 1999, for Michael R.
               Mooradian
    10.12+     Employment Agreement dated March 3, 1999, for Anthony Priore
    10.13+     Employment Agreement dated March 31, 1999, for John G.
               Vandegrift

    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
    10.14+     Agreement and Plan of Merger between Superhighway
               Consulting, Inc. and WP Holding, Inc. dated March 3, 1999
    23.1       Consent of Arthur Andersen LLP, Independent Public
               Accountants
    23.2*      Consent of Counsel (see Exhibit 5.1)
    24.1+      Power of Attorney
    27.1+      Financial Data Schedule

-------------------------
* To be filed by amendment

+ Previously filed

     (b) Financial Statement Schedules.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Vernon Hills, Illinois, on August 13, 1999.


                                          yesmail.com, inc.

                                          By:      /s/ DAVID B. MENZEL
                                            ------------------------------------
                                                      David B. Menzel
                                                  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ DAVID M. TOLMIE*                      Chief Executive Officer      August 13, 1999
-----------------------------------------------------           and Director
                   David M. Tolmie                     (Principal Executive Officer)

                 /s/ DAVID B. MENZEL                      Chief Financial Officer      August 13, 1999
-----------------------------------------------------     (Principal Financial and
                   David B. Menzel                          Accounting Officer)

                /s/ KENNETH D. WRUK*                       Chairman of the Board       August 13, 1999
-----------------------------------------------------           of Directors
                   Kenneth D. Wruk

                  /s/ GIAN FULGONI*                               Director             August 13, 1999
-----------------------------------------------------
                    Gian Fulgoni

                 /s/ ALEXANDER HERN*                              Director             August 13, 1999
-----------------------------------------------------
                   Alexander Hern

               /s/ MICHAEL A. SANTER*                             Director             August 13, 1999
-----------------------------------------------------
                  Michael A. Santer

                 /s/ ROBERT W. SHAW*                              Director             August 13, 1999
-----------------------------------------------------
                   Robert W. Shaw

                /s/ JOHN VANDEGRIFT*                              Director             August 13, 1999
-----------------------------------------------------
                   John Vandegrift

              *By: /s/ DAVID B. MENZEL                                                 August 13, 1999
  -------------------------------------------------
                   David B. Menzel
                  Attorney-in-fact

                                YESMAIL.COM INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                            SIX MONTHS
                                         YEARS ENDED DECEMBER 31,         ENDED JUNE 30,
                                       -----------------------------    ------------------
                                        1996       1997       1998       1998       1999
                                       -------    -------    -------    -------    -------
Beginning Balance....................    3,981     25,707     25,707     25,707     55,871
Provisions for allowance.............   44,845     87,513     60,076    107,969    113,762
Write offs against the allowance.....  (23,119)   (87,513)   (29,912)   (57,776)    (3,574)
Ending Balance.......................   25,707     25,707     55,871     75,900    166,059

                                 EXHIBIT INDEX


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
-------                      -----------------------                     ------------
   1.1*    Form of Underwriting Agreement..............................
   3.1+    Third Amended and Restated Certificate of Incorporation of
           yesmail.com, inc., dated May 20, 1999.......................
   3.2*    Form of Amended and Restated Certificate of Incorporation of
           the Registrant to be filed upon the closing of the
           offering....................................................
   3.3+    Restated Bylaws of the Registrant...........................
   4.1+    Specimen Common Stock Certificate...........................
   4.2+    Registration Rights Agreements dated May 18, 1999...........
   4.3+    Registration Rights Agreement dated March 25, 1999..........
   4.4+    WP Holding Founders' Agreement dated March 26, 1999.........
   4.5+    First Addendum to Founders' Agreement dated May 28, 1999....
   5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.................................................
  10.1+    Form of Indemnification Agreement between the Registrant and each of its directors and officers..........................
  10.2+    Form of Restricted Stock Purchase Agreement
  10.3+    1999 Stock Option Plan and form of agreements thereunder....
  10.4+    1999 Employee Stock Purchase Plan...........................
  10.5+    Office/Service Center Lease dated May 12, 1998..............
  10.6+    Software License Agreement between the Registrant and Revnet
           Systems, Inc. dated June 4, 1999............................
  10.7+    Employment Agreement dated March 12, 1999, for David M.
           Tolmie......................................................
  10.8+    Employment Agreement dated April 2, 1999, for David B.
           Menzel......................................................
  10.9+    Employment Agreement dated May 27, 1999, for Mark D.
           Boyce.......................................................
 10.10+    Employment Agreement dated February 15, 1999, for Peder
           Jungck
 10.11+    Employment Agreement dated April 17, 1999, for Michael R.
           Mooradian...................................................
 10.12+    Employment Agreement dated March 3, 1999, for Anthony Priore
 10.13+    Employment Agreement dated March 31, 1999, for John G.
           Vandegrift..................................................
 10.14+    Agreement and Plan of Merger between Superhighway
           Consulting, Inc. and WP Holding, Inc. dated March 3, 1999...
  23.1     Consent of Arthur Andersen, LLP, Independent Public
           Accountants.................................................
  23.2*    Consent of Counsel (see Exhibit 5.1)........................
  24.1+    Power of Attorney...........................................
  27.1+    Financial Data Schedules....................................


-------------------------
* To be filed by amendment

+ Previously filed